 Filed Pursuant to General Instruction II.L of Form F-10
 File No. 333-297319
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
This prospectus supplement, together with the short form base shelf prospectus dated August 7, 2025 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in this prospectus supplement and in the short form base shelf prospectus dated August 7, 2025 to which it relates, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
PROSPECTUS SUPPLEMENT
TO THE SHORT FORM BASE SHELF PROSPECTUS
DATED AUGUST 7, 2025
New Issue July 9, 2026
MDA SPACE LTD.
US$818,800,000
23,000,000 Common Shares
This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated August 7, 2025 (the “Shelf Prospectus”), hereby qualifies the distribution (the “Offering”) by MDA Space Ltd. (the “Company”, “MDA Space”, “we”, “our” or “us”) of 23,000,000 common shares of the Company (the “Common Shares”, and such Common Shares being offered pursuant to the Offering, the “Offered Shares”) at a price of US$35.60 per Offered Share (the “Offering Price”).
The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Company’s registration statement on Form F-10 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”).

BMO Capital Markets	RBC Capital Markets
J.P. Morgan	Scotiabank	BofA Securities
ATB Cormark	Canaccord Genuity	CIBC Capital Markets	Desjardins Capital Markets	Deutsche Bank Securities	National Bank of Canada Capital Markets	Wells Fargo Securities
Beacon Securities Limited	Stifel Canada

Investing in the Offered Shares involves significant risk. Prospective investors should consider the risks outlined in this Prospectus Supplement, the accompanying Shelf Prospectus and in the documents incorporated by reference herein and therein. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”.
The Company will use the net proceeds from the Offering of the Offered Shares as described in this Prospectus Supplement. See “Use of Proceeds”.
The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) under the symbol “MDA”. On July 8, 2026, the last trading day before the filing of this Prospectus Supplement, the closing prices of the Common Shares on the TSX and the NYSE were C$54.90 and US$38.67, respectively. The Company has applied to list the Offered Shares and 3,450,000 additional Common Shares (representing approximately US$122,820,000 based on the Offering Price) to be issued by the Company if the Over-Allotment Option (as defined herein) is exercised in full (the “Additional Shares”) on the TSX and NYSE. Any such listing is subject to the Company fulfilling all of the listing requirements of the TSX and NYSE, respectively. The TSX has conditionally approved the listing of the Offered Shares and the Additional Shares.
Unless the context otherwise requires, when used herein, all references to the “Offering” include the exercise of the Over-Allotment Option and all references to “Offered Shares” include the Additional Shares issuable upon exercise of the Over-Allotment Option.

Price: US$35.60 per Offered Share

	Price to the Public(1)		Underwriters’ Fee(2)		Net Proceeds to the Company(3)
Per Offered Share	US$	35.600	US$	1.424	US$	34.176
Total Offering(4)	US$	818,800,000	US$	32,752,000	US$	786,048,000

Notes:
(1)
The Offering Price was determined by arm’s length negotiation between the Company and the Underwriters (as defined herein), with reference to the then-current market prices for the Common Shares on the TSX and NYSE, respectively.

(2)
Pursuant to the terms of the Underwriting Agreement (as defined herein), and in consideration of the services rendered by the Underwriters in connection with the Offering, the Underwriters will receive an aggregate fee (the “Underwriters’ Fee”) equal to 4.0% of the gross proceeds from the Offering, including any proceeds received pursuant to the exercise of the Over-Allotment Option. For additional information regarding underwriter compensation, see “Plan of Distribution (Conflicts of Interest)”.

(3)
After deducting the Underwriters’ Fee payable by the Company, but before deducting expenses in respect of the Offering to be paid by the Company, estimated to be approximately US$1,600,000 (exclusive of all applicable taxes).

(4)
The Company has granted to the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part for a period of 30 days after the Closing Date (as defined herein) (the “Over-Allotment Deadline”), to purchase up to an additional 3,450,000 Common Shares at the Offering Price on the same terms as set forth above solely to cover over-allotments, if any. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters’ Fee and net proceeds to the Company (before deducting expenses of the Offering) will be US$941,620,000, US$37,664,800 and US$903,955,200, respectively. This Prospectus Supplement qualifies the distribution of the Over-Allotment Option. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires those Common Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution (Conflicts of Interest)”.

The following table sets out the number of Additional Shares that may be sold to the Underwriters pursuant to the Over-Allotment Option:
Underwriters’ Position	Maximum Number of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option	3,450,000 Additional Shares	Not later than 30 days after the Closing Date	US$35.60 per Additional Share
All dollar amounts in this Prospectus Supplement are in United States dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION OR ANY U.S. REGULATORY AUTHORITY NOR HAVE THESE AUTHORITIES PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

An investment in the Offered Shares is highly speculative and involves a high degree of risk. Investors should carefully consider the risk factors beginning on page S-16 of this Prospectus Supplement, and in the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein before purchasing the Offered Shares. Prospective investors are advised to consult their legal counsel and other professional advisors in order to assess income tax, legal and other aspects of the investment. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this Prospectus Supplement and in the Shelf Prospectus.
The Company and the Underwriters have not authorized anyone to provide any information other than that contained or incorporated by reference in this Prospectus Supplement or the accompanying Shelf Prospectus or any relevant free writing prospectus prepared by or on behalf of the Company or to which the Company has referred you. The Company and the Underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. It is important for you to read and consider all information contained in this Prospectus Supplement and the accompanying Shelf Prospectus, including the documents incorporated by reference herein and therein, and any free writing prospectus that the Company has authorized for use in connection with this Offering, in their entirety before making your investment decision.
This Offering is made in the United States by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted in the United States and Canada, to prepare this Prospectus Supplement and the accompanying Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements incorporated by reference herein have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”) and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
Prospective investors should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences both in Canada and the United States. Such consequences for investors who are resident in, or citizens of, Canada or the United States may not be described fully herein. See “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations” and “Risk Factors”.
The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under and governed by the Business Corporations Act (Ontario) (the “OBCA”), that most of its directors and officers reside principally in Canada, that some or all of the Underwriters or experts named in the Registration Statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States. See “Enforcement of Civil Liabilities”.
Pursuant to a put option agreement (the “CLS Put Agreement”), made effective July 8, 2026, among the Company, C3 Finco S.à r.l. (the majority shareholder of C3 Holding (as defined herein) “C3 Finco” and, in its capacity as agent for the Sellers (as defined herein), the “Sellers’ Agent”), CNES Participations SAS (“CNES”), Ms. Stéphanie Limouzin, Mr. Christophe Vassal and certain other management and employee sellers who become a party thereto (collectively, the “Sellers”), the Company irrevocably committed to acquire (the “CLS Acquisition”) approximately 70% of the issued and outstanding securities of C3 Holding (“C3 Holding”), the parent company of Collecte Localisation Satellites (“CLS”), all subject to the conditions of the CLS Put Agreement and the securities purchase agreement attached in agreed form to the CLS Put Agreement (the “CLS Purchase Agreement”). The remaining shares of C3 Holding, representing approximately 30% of its issued and outstanding securities, will continue to be held by CNES, France’s Space Agency. The CLS Put Agreement represents a binding and irrevocable unilateral put option (promesse unilatérale d’achat) granted by the Company to the Sellers, pursuant to which the Sellers, through the Sellers’ Agent, have the right, but not the obligation, following completion of the information and consultation procedures required under applicable French law with relevant French employee representative bodies, to require the Company to enter into the CLS Purchase Agreement and, subject to the terms of the CLS Purchase Agreement, to complete the CLS Acquisition. It is expected that, following completion of such information and consultation procedures, the Sellers, through the Sellers’ Agent, will exercise the CLS Put Agreement and, thereafter, the parties will execute the CLS Purchase Agreement. Completion of the CLS Acquisition (the “CLS Acquisition Completion”) is subject to the satisfaction or waiver of customary conditions, including the receipt of required regulatory clearances. See “Description of the CLS Acquisition” and “Risk Factors”.
We intend to use the net proceeds from this Offering to fund the Purchase Price (as defined below), the repayment of all or a portion of CLS’ existing indebtedness (if we are unable to arrange on behalf of C3 Holding as borrower debt financing to repay such indebtedness), and/or related financing fees and transaction expenses. See “Use of Proceeds”. Pending completion of the CLS Acquisition, we may invest the net proceeds from this Offering in short-term, investment grade, interest bearing instruments, use them to temporarily repay indebtedness or hold them as cash.
The Offered Shares are being offered in Canada by BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc., as co-lead joint active bookrunners (the “Representatives”), and J.P. Morgan Securities Canada Inc., Scotia Capital Inc. and Merrill Lynch Canada Inc., as joint active bookrunners, and ATB Capital Markets Corp., Canaccord Genuity Corp., CIBC World Markets Inc., Desjardins Securities Inc., National Bank Financial Inc., Wells Fargo Securities Canada, Ltd., Beacon Securities Limited and Stifel Nicolaus Canada Inc. (collectively, the “Canadian Underwriters”) and in the United States by BMO Capital Markets Corp., RBC Capital Markets, LLC, J.P. Morgan Securities LLC, Scotia Capital (USA) Inc., BofA Securities, Inc., ATB Capital Markets USA Inc., Canaccord Genuity LLC, CIBC World Markets Corp., Desjardins Securities International Inc., Deutsche Bank

Securities Inc., National Bank of Canada Financial Inc., Wells Fargo Securities, LLC, Beacon Securities US Limited and Stifel, Nicolaus & Company, Incorporated (collectively, the “U.S. Underwriters”, and together with the Canadian Underwriters, the “Underwriters”) pursuant to an amended and restated underwriting agreement dated July 9, 2026 (the “Underwriting Agreement”). Deutsche Bank Securities Inc. is not registered to sell securities in any Canadian jurisdictions, and accordingly, will sell the Offered Shares only outside of Canada. See “Plan of Distribution (Conflicts of Interest)”.
The Underwriters, as principals, conditionally offer the Offered Shares qualified under this Prospectus Supplement and the Shelf Prospectus, subject to prior sale, when, as and if delivered by the Company to the Underwriters and accepted by them subject to the conditions contained in the Underwriting Agreement, as described under “Plan of Distribution (Conflicts of Interest)”.
Certain legal matters relating to Canadian law with respect to the Offering will be passed on our behalf by Goodmans LLP and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP. Certain legal matters relating to United States law with respect to the Offering will be passed upon on the Company’s behalf by Skadden, Arps, Slate, Meagher & Flom LLP and on behalf of the Underwriters by Simpson Thacher & Bartlett LLP. See “Legal Matters”.
Subject to applicable laws, the Underwriters may, in connection with this Offering, over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. After the Underwriters have made reasonable efforts to sell the Offered Shares at the Offering Price, the Underwriters may offer the Offered Shares to the public at prices lower than the Offering Price. See “Plan of Distribution (Conflicts of Interest)”.
Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about July 14, 2026 (the “Closing Date”), or such earlier or later date as the Company and the Underwriters may agree.
BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and Merrill Lynch Canada Inc. are each an affiliate of a Canadian chartered bank or other financial institution which is a lender under the Syndicated Credit Facility (as defined herein) available under the Credit Agreement (as defined herein) and to which the Company, through its wholly-owned subsidiary, may borrow funds from time to time. Additionally, BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and Scotia Capital Inc. are each an affiliate of a Canadian chartered bank which has provided a commitment letter for the CLS Acquisition Bridge Facility (as defined herein). Such Canadian chartered bank affiliates have also provided a commitment letter for the BCT Secured Financing Commitment (as defined herein). In connection with the Acquisitions (as defined herein), such Canadian chartered bank affiliates have also provided a commitment letter to backstop the Credit Agreement. See “CLS Purchase Agreement — Financing of CLS Acquisition” and “Recent Developments”. Consequently, the Company may be considered a “connected issuer” of BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and Merrill Lynch Canada Inc. under applicable Canadian securities legislation. See “Relationship Between the Company and Certain Underwriters”.
It is expected that the Company will arrange for the instant deposit of the Offered Shares under the book-based system of registration, to be registered to The Depository Trust Company (“DTC”) or its nominee and deposited with DTC on the Closing Date, or as may otherwise be agreed to among the Company and the Underwriters. We may alternatively arrange for the electronic deposit of the Offered Shares distributed under the Offering under the book-based system of registration, to be registered in the name of CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and deposited with CDS on the Closing Date. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriter or other registered dealer from or through whom a beneficial interest in the Offered Shares is purchased. See “Plan of Distribution (Conflicts of Interest)”.
Certain of our directors, namely Brendan Paddick, Darren Farber and Jill Smith, reside outside of Canada and have appointed MDA Space Ltd., located at 7500 Financial Drive, Brampton, Ontario, Canada, L6Y 6K7, as their agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforcement of Judgments Against Foreign Persons”.
The Company’s principal and registered office is located at 7500 Financial Drive, Brampton, Ontario, Canada, L6Y 6K7.

PROSPECTUS SUPPLEMENT
SHELF PROSPECTUS
S-i

S-ii

ABOUT THIS PROSPECTUS SUPPLEMENT
This document is composed of two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and adds to and supplements information contained in the accompanying Shelf Prospectus and the documents incorporated by reference therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purpose of this Offering.
Neither the Company nor the Underwriters has authorized any person to provide readers with information different from that contained in this Prospectus Supplement and the accompanying Shelf Prospectus (or incorporated by reference herein or therein). Neither we nor the Underwriters take responsibility for, or can provide any assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the accompanying Shelf Prospectus. If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the accompanying Shelf Prospectus (including the documents incorporated by reference herein and therein), the information in this Prospectus Supplement supersedes the information in the accompanying Shelf Prospectus or documents incorporated by reference herein or therein.
Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Shelf Prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.
This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. We do not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, our website, www.mda.space, shall not be deemed to be a part of this Prospectus Supplement, the accompanying Shelf Prospectus or any document incorporated by reference herein or therein and such information is not incorporated by reference herein or therein and prospective investors should not rely on such information when deciding whether or not to invest in the Offered Shares.
Unless otherwise indicated, information contained in this Prospectus Supplement assumes or reflects no exercise of the Over-Allotment Option, no exercise of outstanding stock options and no vesting and settlement of outstanding deferred share units, restricted share units and performance share units.
This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.
In this Prospectus Supplement, unless the context otherwise requires, the terms “we”, “our”, “us”, “MDA Space” and the “Company” refer to MDA Space Ltd. and its subsidiaries.
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION
We express all amounts in this Prospectus Supplement in U.S. dollars, except where otherwise indicated. References to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars.
The following table sets forth, for the periods indicated, the high, low, average and end of period daily average exchange rates for one U.S. dollar, expressed in Canadian dollars, published by the Bank of Canada during the respective periods.

	Three Months Ended March 31, 2026	Fiscal Year Ended December 31, 2025
Low	1.3515	1.3558
High	1.3939	1.4603
Average	1.3717	1.3978
End	1.3939	1.3706
On July 8, 2026, the last banking day prior to the date of this Prospectus Supplement, the Bank of Canada daily average exchange rate was US$1.00 = C$1.4174.
DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purposes of this Offering.
Copies of the documents incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus may be obtained on request without charge from the Vice President, Investor Relations of MDA Space Ltd. at 7500 Financial Drive, Brampton, Ontario, Canada, L6Y 6K7, Attention: Jim Floros, Telephone 289-914-0209, and are also available electronically on the System for Electronic Data Analysis and Retrieval+ (“SEDAR+”) at www.sedarplus.ca and on the Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) at www.sec.gov.
The following documents, filed by the Company with securities commissions or similar regulatory authorities in the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the accompanying Shelf Prospectus:
(a)
the annual information form of the Company for the year ended December 31, 2025, dated March 4, 2026 (the “Annual Information Form”);

(b)
the audited consolidated financial statements of the Company for the years ended December 31, 2025 and 2024, together with the notes thereto and the independent auditor’s report thereon;

(c)
the management’s discussion and analysis of the Company for the fourth quarters and years ended December 31, 2025 and 2024 (the “Annual MD&A”);

(d)
the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2026 and 2025, together with the notes thereto (the “Interim Financial Statements”);

(e)
the management’s discussion and analysis of the Company for the three months ended March 31, 2026 and 2025 (the “Interim MD&A”);

(f)
the management information circular of the Company dated March 30, 2026 regarding the annual general meeting of shareholders of the Company held on May 7, 2026;

(g)
the material change report of the Company dated March 17, 2026;

(h)
the material change report of the Company dated June 29, 2026;

(i)
the “template version” (as such term is defined in National Instrument 41-101 — General Prospectus Requirements) of the term sheet prepared for potential investors in connection with the Offering, dated July 8, 2026 (the “Initial Term Sheet”); and

(j)
the “template version” (as such term is defined in National Instrument 41-101 — General Prospectus Requirements) of the revised term sheet prepared for potential investors in connection with the Offering, dated July 9, 2026 (the “Upsized Term Sheet”).

Any statement contained in this Prospectus Supplement, in the accompanying Shelf Prospectus or in any document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein or in the accompanying Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement.
Any document of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements and the independent auditor’s report thereon, management’s discussion and analysis and information circulars of the Company, filed by the Company with securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and for the duration of the Offering, shall be deemed to be incorporated by reference into this Prospectus Supplement. In addition, all documents filed on Form 6-K or Form 40-F by the Company with the SEC on or after the date of this Prospectus Supplement shall be deemed to be incorporated by reference into the Registration Statement of which this Prospectus Supplement forms a part of, if and to the extent, in the case of any Report on Form 6-K, expressly provided in such document.
You should not assume that the information contained in or incorporated by reference in this Prospectus Supplement is accurate as of any date other than the date on the cover page of this Prospectus Supplement, and in the case of the documents incorporated by reference herein, other than of the respective dates of such documents.
Reference to the Company’s website in any documents that are incorporated by reference into this Prospectus Supplement do not incorporate by reference the information on such website into this Prospectus Supplement, and the Company disclaims any such incorporation by reference.
The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.
U.S. REGISTRATION STATEMENT
The Offering is being made concurrently in Canada pursuant to this Prospectus Supplement and the accompanying Shelf Prospectus and in the United States pursuant to the Registration Statement filed with the SEC under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). This Prospectus Supplement and the accompanying Shelf Prospectus do not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC.
The following documents have been or will be filed or furnished with the SEC as part of the Registration Statement of which this Prospectus Supplement forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from MDA Space’s directors and officers, as applicable; (iii) the consent of KPMG LLP; (iv) the consent of Goodmans LLP; (v) the consent of Osler, Hoskin & Harcourt LLP; and (vi) the Underwriting Agreement.
MARKETING MATERIALS
A copy of the “template version” (as defined in National Instrument 41-101 — General Prospectus Requirements) of the investor presentation used in connection with the Offering dated July 8, 2026 (the “Investor Presentation” and together with the Initial Term Sheet and the Upsized Term Sheet, the “Marketing Materials”) is included at Schedule “A” of this Prospectus Supplement.
The Initial Term Sheet reflected an offering amount of US$712,000,000 (20,000,000 Offered Shares). The Upsized Term Sheet reflects an increased offering amount of US$818,800,000 (23,000,000 Offered Shares).

Pursuant to subsection 9A.3(7) of National Instrument 44-102 — Shelf Distributions, the Company prepared the Upsized Term Sheet reflecting the modifications set out in the preceding sentence, and a blackline has been prepared to show the modified statements. A copy of the Upsized Term Sheet has been filed by the Company on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.
The Marketing Materials are not part of this Prospectus Supplement or the Shelf Prospectus to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this Prospectus Supplement or any amendment. Any “template version” of any “marketing materials” (each such term as defined in National Instrument 41-101 — General Prospectus Requirements) filed by the Company with securities commissions or similar authorities in Canada in connection with the Offering after the date of this Prospectus Supplement but prior to the termination of the distribution of the Offered Shares pursuant to the Offering is deemed to be incorporated by reference in this Prospectus Supplement and in the accompanying Shelf Prospectus.
NON-IFRS FINANCIAL MEASURES AND KEY METRICS
Certain information presented in this Prospectus Supplement and the Shelf Prospectus, including certain documents incorporated by reference herein and therein, may include non-IFRS measures that are used by us as indicators of financial performance. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, the measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS measures, including EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Earnings per Share, Order Bookings, Net Debt, Net Debt to Adjusted EBITDA Leverage Ratio and Free Cash Flow to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors, and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. See “Non-IFRS Measures” and “Reconciliation of Non-IFRS Measures” in our Annual MD&A, which are incorporated by reference herein.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Prospectus Supplement contains or incorporates “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act, Section 21E of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and the Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). Such forward-looking information includes, but is not limited to, information with respect to the Company’s objectives and strategies to achieve these objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates, intentions, projections, views and other characterizations of future events or circumstances. All information contained in this Prospectus Supplement, other than statements of current and historical fact, is forward-looking information. All of the forward-looking information in this Prospectus Supplement is qualified by this cautionary note.
In some cases, forward-looking information can be identified by words or phrases such as “forecast”, “target”, “goal”, “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict”, or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts. The Company has based the forward-looking information on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs.

This forward-looking information includes, among other things, statements relating to the Acquisitions, our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects, financial targets or outlook, intentions, opportunities and the markets in which we operate, is forward-looking information.
Statements containing forward-looking information are based on certain assumptions and analyses made by the Company in light of management’s experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. These assumptions include:
•
our ability to maintain and expand the scope of our business;

•
our ability to execute on our growth strategies;

•
the exercise of the put option pursuant to the CLS Put Agreement and the execution of the CLS Purchase Agreement, the anticipated timing of, and our ability to consummate, the Acquisitions on the terms agreed upon, and to realize the anticipated strategic and other benefits from the Acquisitions;

•
our ability to realize the expected benefit from any other strategic transactions, such as other acquisitions, divestitures and investments, including any synergies or internal restructuring and improvement efforts;

•
assumptions relating to government support and funding levels for space programs and missions;

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continued and accelerated growth in the global space economy;

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the impact of competition; our ability to retain key personnel;

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our ability to obtain and maintain existing financing on acceptable terms;

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changes and trends in our industry or the global economy;

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currency exchange and interest rates; and

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changes in laws, rules and regulations.

Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect and there can be no assurance that actual results will be consistent with the forward-looking information. Given these risks, uncertainties and assumptions, prospective investors should not place undue reliance on the forward-looking information contained in this Prospectus Supplement and the documents incorporated by reference herein, as the case may be. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including: uncertain economic, political and geopolitical conditions; catastrophic space events, natural disasters, and other significant disruptions; our business being subject to the policies, priorities, mandates, and funding levels of governmental entities, changes to which may negatively or positively impact it; our contracts with customers subject to being terminated or suspended at any time and government contracts being frequently the subject of formal competitive bidding processes; our ability to comply with changing regulations; any significant disruption in or unauthorized access to our IT networks and related systems or those of third parties that we utilize in our operations, including those relating to cybersecurity or arising from cyber-attacks; the impact of tariffs or other international trade disputes; the loss, failure or performance degradation of RADARSAT-2; a significant portion of our expected revenue over the next several years being expected to continue to be concentrated in a relatively small number of contracts and the loss or reduction in scope of any such contract or the loss of one or more of our largest customers or programs would materially reduce revenue; certain commercial satellite customers being highly leveraged or not fully funded not fulfilling their contractual payment obligations, including repayment obligations if vendor financing is provided; our failure to successfully implement our growth strategy; our reliance on a single supplier or a limited number of suppliers, including indirect suppliers; the inability of these key suppliers to meet our needs and compliance requirements; disruptions in the supply of key raw materials or components and difficulties in the supplier qualification process, as well as increases in prices of raw materials; our operations in various jurisdictions across the world; developing new technology; our products may contain defects or fail to operate in the expected manner; potential contractual liability for errors or defects in our products or systems; our dependency on our ability to attract, train and retain employees; inflation risk; some of our workforce and our suppliers’ workforces being represented by labour unions; our technology may infringe the proprietary rights of third parties; our use of open-source software; our intellectual property may be misappropriated or infringed upon by third parties; we are dependent on data and systems; certain of the products we offer are dependent on data supplied by third parties; the growth of artificial intelligence; regulatory risks; our operations being subject to governmental laws and regulations relating to environmental matters; our international business exposing us to risks relating to increased regulation, and political or economic instability in foreign markets; employees or others acting on our behalf may engage in misconduct or other improper activities; successfully consummating or integrating acquisitions; ongoing liabilities in connection with divestitures; we have significant goodwill and identifiable intangible assets recorded on our balance sheet; we may not receive the full amounts estimated under the contracts in our backlog; our revenue pipeline may not result in firm contracts or realized revenue; fixed price contracts; our cash flow and profitability could be reduced if expenditures are incurred prior to the final receipt of a contract; our ability to obtain additional debt or equity financing or government grants may be limited or difficult to obtain; our indebtedness and other contractual obligations could adversely affect our financial condition; our credit ratings are not conclusive and may be lowered or withdrawn; tax law changes may result in adverse outcomes; we routinely make accounting estimates and judgments; the adoption of new accounting standards or interpretations; epidemics, pandemics or other crises or public health concerns; providing financing of working capital to or on behalf of our customers to remain competitive in certain contracts; future satellites may be subject to construction and launch delays, failures, damage or destruction; our continued growth in the commercial satellite market is dependent on the growth in the sales and development; our business strategy being in part dependent on our ability to formulate corporate alliances with leading companies; estimates on projected growth of the market and industry not being certain; fixed costs; many of our customers having specific security requirements that can change quickly and with little notice; fluctuations in foreign exchange rates; insurance; current or future litigation; classified contracts; information contained in our disclosures proving to be incorrect; growth may place significant demands on our management and infrastructure; we incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies; our safety protocols may not protect against all risks of accidents in the workplace; the Company’s corporate culture; climate change and the global transition to a low carbon economy; claims for indemnification by our directors and officers; we may not realize our anticipated return on capital commitments made to expand our capabilities; negative publicity; our risk management efforts may not be effective; we may incur operating losses in the future; pension and other post-retirement benefit obligations; our bylaws providing that certain actions are required to be litigated in Canada; enforcing judgments against foreign subsidiaries and our non-Canadian resident directors or officers; the risk that either or both of the Acquisitions may be delayed or may fail to be completed if respective closing conditions are not satisfied on a timely basis or at all; the satisfaction and timing of the receipt of all required regulatory approvals for the Acquisitions, including approval of the TSX and NYSE, among other conditions; our ability to expand our business into new markets and new ventures, including through the Acquisitions or other strategic transactions; our ability to manage the risks and control the costs associated with our strategy for the Acquisitions; the businesses acquired under the Acquisitions may not perform as anticipated; our ability to realize anticipated benefits, synergies or generate revenue, profits or value from the Acquisitions into our existing operations; and those risk factors listed in this Prospectus Supplement under “Risk Factors” and elsewhere in this Prospectus Supplement, the Shelf Prospectus and the Annual Information Form and our other filings with the securities regulatory authorities which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
These factors should not be considered exhaustive and should be read together with the other cautionary statements in this Prospectus Supplement. If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking information prove incorrect, actual results might vary materially from those anticipated in the forward-looking information.
Although the Company bases the forward-looking information on assumptions that it believes are reasonable when made, the Company cautions investors that statements containing forward-looking information are not guarantees of future performance and that its actual results of operations, financial condition and liquidity and the development of the industry in which it operates may differ materially from those made in or suggested by the forward-looking information contained in this Prospectus Supplement. In addition, even if the Company’s results of operations, financial condition and liquidity and the development of the industry in which it operates are consistent with the forward-looking information contained in this Prospectus Supplement, those results or developments may not be indicative of results or developments in subsequent periods.
Given these risks and uncertainties, investors are cautioned not to place undue reliance on the forward-looking information. Any forward-looking information that is made in this Prospectus Supplement speaks only as of the date of such statement, and the Company undertakes no obligation to update any forward-looking information or to publicly announce the results of any revisions to any of those statements to reflect future events or developments, except as required by applicable securities laws. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.
MARKET AND INDUSTRY DATA
Unless otherwise indicated, information contained in this Prospectus Supplement and the documents incorporated by reference herein concerning the industry and the markets in which the Company operates, including its general expectations and market position, market opportunities and market share, is based on information from independent industry organizations, such as, but not limited to, the World Meteorological Organization, or other third party sources (including industry publications, surveys and forecasts), such as, but not limited to, Novaspace, SpaceNews, Critical Comms, Visual Capitalist, Breaking Defense, Reuters, The French Tech Journal, Indo-Pacific Defense Forum, NDTV World, the United Nations, Broadband Commission for Sustainable Development and the World Economic Forum, other third party sources and other specialist reports commissioned by management to validate industry assumptions, management studies and estimates.
Unless otherwise indicated, the Company’s estimates are derived from publicly-available information released by independent industry analysts and third party sources as well as data from its internal research and include assumptions made by the Company which it believes to be reasonable based on its knowledge of the industry and markets in which the Company operates. The Company’s internal research and assumptions have not been verified by any independent source and the Company has not independently verified any third party information. While the Company believes the market position, market opportunity and market share information included in this Prospectus Supplement and the documents incorporated by reference herein is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of the Company’s future performance and the future performance of the industry and markets in which the Company operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading “Risk Factors” in the Annual Information Form.
WHERE YOU CAN FIND MORE INFORMATION
MDA Space is subject to the full informational requirements of the securities commissions or similar regulatory authority in all provinces and territories of Canada. We are also subject to the full informational requirements of the U.S. Exchange Act and, in accordance therewith, file reports and other information with the SEC.
Purchasers are invited to read and download a copy of any reports, statements or other information, other than confidential filings, that MDA Space files with the Canadian provincial and territorial securities commissions, the SEC or similar regulatory authority. These filings are also electronically available from SEDAR+ at www.sedarplus.ca and from EDGAR at www.sec.gov. Except as expressly provided herein, documents filed on SEDAR+ or on EDGAR are not, and should not be considered, part of this Prospectus Supplement or the accompanying Shelf Prospectus.
MDA Space has filed with the SEC under the U.S. Securities Act the Registration Statement relating to the Offered Shares, of which this Prospectus Supplement and the accompanying Shelf Prospectus form a part. This Prospectus Supplement and the accompanying Shelf Prospectus do not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus Supplement but contained in the Registration Statement are available on the SEC’s website at www.sec.gov.

As a foreign private issuer, MDA Space is exempt from the rules under the U.S. Exchange Act, prescribing the furnishing and content of proxy statements. MDA Space’s reports and other information filed with or furnished to the SEC are available from EDGAR at www.sec.gov, as well as from commercial document retrieval services.
THE COMPANY
The Company is a corporation incorporated under the OBCA on June 2, 2020. On March 19, 2021, the Company’s articles were amended to change the Company’s name from “Neptune Acquisition Holdings Inc.” to “MDA Ltd.”. On April 6, 2021, the Company amalgamated with 2828330 Ontario Inc., a corporation incorporated under the OBCA, as part of certain transactions undertaken in connection with the closing of the Company’s initial public offering (the “Canadian IPO”). On April 7, 2021, the Company completed its Canadian IPO and its Common Shares commenced trading on the TSX on that date under the symbol “MDA”. On May 9, 2024, the Company’s articles were amended to change the Company’s name from “MDA Ltd.” to “MDA Space Ltd.” On March 12, 2026, the Company’s Common Shares commenced trading on the NYSE under the symbol “MDA”, and on March 16, 2026, the Company completed an initial public offering of Common Shares in the United States.
MDA Space is a trusted mission partner for the world’s most advanced space programs, delivering a suite of dual-use technology and services to civil, commercial, defence and national security customers. Our deep engineering expertise, broad portfolio of space-system capabilities, and end-to-end mission experience make us the partner of choice for government and private-sector clients. We leverage these capabilities to enable next-generation, space-based communications that empower our hyper-connected world; to build and operate critical space infrastructure for exploration, scientific research and on-orbit servicing; and to develop, operate and deliver data and analytic services from both Earth and space observation satellites and ground infrastructure. In an era where industries, technologies, people, and places are impacted every day by space technology, our mission is to build the space between proven and possible and to provide the space economy with our trusted, flight-tested, and human-rated solutions.
MDA Space has three core business areas: Satellite Systems, Robotics & Space Operations, and Geointelligence. Our diversified portfolio of solutions positions our customers to achieve mission success.
In Satellite Systems, we partner or prime space communication missions across low Earth orbit, medium Earth orbit, and geosynchronous equatorial orbit, in addition to providing a range of satellite subsystems and communication systems for human rated spacecraft. These missions span a growing number of applications including broadband access, direct-to-device satellite communication, and Internet of Things connectivity across the full communication frequency spectrum. In Robotics & Space Operations, we partner on space infrastructure missions to facilitate the exploration and development of space. We provide autonomous robotics and rover solutions along with proximity operation sensors that are used to operate in orbit and on the surface of the Moon and Mars, as well as operational services to plan, support, and operate these missions remotely. In Geointelligence, we develop, build and operate Earth observation (“EO”) and space observation missions, as well as providing key products in the areas of EO synthetic aperture radar data and services, EO ground stations, and multi-sensor fusion-based analytics products and services. All of these activities serve a wide range of use cases, including in the areas of national security, maritime surveillance, and climate change monitoring.
We serve a broad range of customers, including governments and space agencies, commercial space companies and defence and aerospace prime contractors in the space industry. We work collaboratively with our customers in the early engineering phases of product and program development and provide services throughout a mission’s life, including engineering, manufacturing, integration, mission operation, and ongoing maintenance services. As of December 31, 2025, commercial customers represent approximately 70% of our revenue, and government customers represent approximately 30% of our revenue. For the year ended December 31, 2025, by geography, 63%, 30%, 5% and 2% of our revenue comes from Canada, the United States, Europe and the rest of the world, respectively.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES
We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This Prospectus Supplement may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks or trade names in this Prospectus Supplement is not intended to, and does not imply, a relationship with or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this Prospectus Supplement may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the rights of the applicable licensor to such trademarks, service marks and trade names.
DESCRIPTION OF THE CLS ACQUISITION
Summary of the CLS Acquisition
Pursuant to the CLS Put Agreement made effective July 8, 2026, the Company irrevocably committed to acquire, subject to the conditions of the CLS Put Agreement and the CLS Purchase Agreement, approximately 70% of the issued and outstanding securities of C3 Holding, the parent company of CLS, from the Sellers. The CLS Put Agreement represents a binding and irrevocable unilateral put option (promesse unilatérale d’achat) granted by the Company to the Sellers, pursuant to which the Sellers, through their agent, have the right, but not the obligation, following completion of the information and consultation procedures required under applicable French law with relevant French employee representative bodies (the “Consultation Process”), to require the Company to enter into the CLS Purchase Agreement and, subject to the terms of the CLS Purchase Agreement, to complete the CLS Acquisition. It is expected that, following completion of such Consultation Process, the Sellers, through the Sellers’ Agent, will exercise the put option granted pursuant to the CLS Put Agreement and, thereafter, the parties will execute the CLS Purchase Agreement. See “Put Agreement” and “CLS Purchase Agreement” below.
Pursuant to the CLS Acquisition, the Company (or a newly incorporated wholly owned subsidiary of the Company) would acquire approximately 70% of C3 Holding’s 301,971,583 issued and outstanding ordinary shares and all of C3 Holding’s 10,000 issued and outstanding preferred shares (together, the “Sold Securities”) for approximately €567 million (or US$646.6 million, determined using the daily exchange rate reported by the European Central Bank on July 8, 2026 of US$1.1404 per €1.00 on July 8, 2026), payable in cash and subject to adjustment as provided in the CLS Purchase Agreement. In addition to the Purchase Price, if the Company is unable to arrange at the CLS Acquisition Completion, and on behalf of C3 Holding, as borrower, refinancing of C3 Holding’s existing indebtedness, the Company is required to fund the approximately €198 million (or US$225.8 million, determined using the daily exchange rate reported by the European Central Bank on July 8, 2026 of US$1.1404 per €1.00 on July 8, 2026) required to retire such existing indebtedness. See “CLS Purchase Agreement — Covenants”. Immediately following the CLS Acquisition Completion, the Company would hold approximately 70% of C3 Holding, and CNES would retain most of its existing holdings, which would equal an approximately 30% of C3 Holding.
The CLS Acquisition Completion is subject to the satisfaction or waiver of customary conditions, including the receipt of required regulatory clearances (the “Regulatory Conditions”), and is not conditional on the completion of this Offering. The Offering is not conditional on the CLS Acquisition Completion and if the CLS Acquisition were not to close for any reason, the net proceeds of the Offering will not be returned to investors but rather the net proceeds will be used to pursue our growth strategy, which includes expanding our customer base and solutions, supporting the growth of existing customers, and pursuing other strategic opportunities, which may include acquisitions or investments.
The CLS Acquisition Completion is expected by late 2026 or early 2027.
Business of CLS
CLS is a mission-driven, global company united around a core purpose: to design and deploy space-based solutions to understand, protect and sustainably manage our planet’s resources.

Established in 1986 by CNES, France’s Space Agency, and headquartered near Toulouse, France, CLS has evolved over four decades from a specialized telemetry operator into a leading global provider of satellite-based Earth observation data, connectivity solutions and advanced data analytics; in particular, CLS collects, processes, analyzes and cross-references data from more than 400 satellites, together with in-situ sensors and proprietary datasets, and increasingly applies artificial intelligence and deep-learning techniques to deliver monitoring, surveillance and analytics services to more than 14,000 commercial, public sector and institutional customers in over 150 countries worldwide.
CLS’ activities span five strategic sectors: environment and climate monitoring, sustainable fisheries management, energies and infrastructures, mobility, and maritime security.
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In environment and climate monitoring, CLS provides services based on satellite and in-situ data to support ocean observation, hydrology, climate monitoring, biodiversity and wildlife tracking, land-use monitoring, environmental compliance and related scientific and operational applications.

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In sustainable fisheries management, CLS provides vessel monitoring systems, electronic reporting systems, fisheries monitoring centre tools, certified satellite devices and analytics used by fisheries administrations and other stakeholders to monitor fishing activity, support compliance, assess fishing effort and help combat illegal, unreported and unregulated fishing.

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In energies and infrastructures, CLS provides Earth observation and geospatial services used in applications such as offshore and coastal operations, infrastructure monitoring, environmental risk assessment and support for energy and industrial projects.

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In mobility, CLS provides satellite-enabled location, tracking and data services for mobile assets operating on land or at sea.

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In maritime security, CLS provides maritime domain awareness solutions that combine multi-source satellite and vessel-positioning data with analytics to detect, identify and monitor vessels, assess vessel behaviour and support law enforcement, sovereignty, safety, anti-trafficking, anti-pollution and resource-protection missions.

CLS operates through an international group structure (together, the “Group”) comprising multiple offices and subsidiaries. CLS has approximately 1,200 employees in approximately 40 locations across five continents. CLS operates a global artificial intelligence (“AI”) / machine learning based Geointelligence platform with 250+ proprietary algorithms and models for data analysis supported by 800 subject matter and technology experts. CLS growth is both organic and inorganic, with seven (7) acquisitions in the last five (5) years, including the acquisition of Meteodyn in 2021, the acquisition of Quiet-Oceans in 2024 and the acquisitions of Ground Control and NGIS Australia in 2025.
Acquisition Rationale
The CLS Acquisition combines the upstream satellite resources, ground stations, and data telemetry capabilities of MDA Space with the downstream AI based analytics, Earth observation and connectivity solutions and global reach of CLS to create a world leading, vertically integrated geointelligence company.
In addition to establishing MDA Space operations in the European Union, with over 100 salespeople globally and with support from both the French and Canadian governments, the combined entity is expected to provide multiple new channels to market, that management believes will significantly increase the Total Addressable Market (TAM) of MDA Space.
CLS market access and AI analytics capabilities, complemented by a deep understanding of Synthetic Aperture Radar (SAR) are expected to accelerate uptake of the MDA Space CHORUS constellation once it becomes operational, expected to be in early 2027.
Financing of CLS Acquisition
We intend to use the net proceeds from this Offering to fund the Purchase Price, the repayment of all or a portion of CLS’ existing indebtedness (if we are unable to arrange on behalf of C3 Holding as borrower debt financing to repay such indebtedness), and/or related financing fees and transaction expenses.

Concurrently with entering into the CLS Purchase Agreement, the Company accepted a financing commitment from the Canadian chartered bank affiliates of BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and Scotia Capital Inc. (the “Co-Leads”) for a US $875 million Senior Unsecured 364-day Bridge Facility (the “CLS Acquisition Bridge Facility” and, together with the financing commitment relating to it, the “CLS Acquisition Bridge Facility Commitment”) in support of the CLS Acquisition. The CLS Acquisition Bridge Facility Commitment is subject to customary fees, terms and conditions for an unsecured bridge facility of its kind. The CLS Acquisition Bridge Facility Commitment was obtained as an interim source of financing for the CLS Acquisition. The CLS Acquisition Bridge Facility will be reduced by an amount to be determined with reference to any net proceeds of this Offering.
In addition, in connection with the CLS Acquisition, the Co-Leads also provided a commitment to backstop the Company’s existing Syndicated Credit Facility discussed in more detail below, to ensure that the commitments under the Syndicated Credit Facility would continue and permit the indebtedness under the CLS Acquisition Bridge Facility and/or the indebtedness contemplated by the BCT Secured Financing Commitment referred to below, should either or both be drawn (among other matters) (the “CLS Backstop Commitment”).
CLS Put Agreement
The following is a summary of the principal terms of the CLS Put Agreement.
Structure and Key Terms
Pursuant to the CLS Put Agreement, the Company has delivered a binding and irrevocable unilateral put option (promesse unilatérale d’achat) to the Sellers, granting the Sellers, through the Sellers’ Agent, the right, but not the obligation, to, following completion of the Consultation Process, require the Company to acquire the Sold Securities at the price and on the terms and conditions set out in the CLS Purchase Agreement. The agreed form of the CLS Purchase Agreement is attached to the CLS Put Agreement. The Company has, and will have on any due date, sufficient available financing pursuant to the CLS Acquisition Bridge Facility to fulfil all of its payment obligations under the CLS Put Agreement and the CLS Purchase Agreement. The CLS Acquisition Bridge Facility will be reduced by an amount to be determined with reference to any net proceeds of this Offering.
Consultation Process and Exercise of Put Option
The CLS Put Agreement requires the Sellers and CNES to initiate the Consultation Process as soon as reasonably practicable, and in any event no later than five business days after the effective date of the CLS Put Agreement. The Company has agreed to provide the parties to the CLS Put Agreement with reasonable assistance in connection with the Consultation Process.
The Sellers’ Agent (on behalf of all Sellers) has the right, but not the obligation, to exercise the put option pursuant to the CLS Put Agreement by delivering a written exercise notice to the Company. The exercise notice must be delivered before the earlier of (a) the tenth (10th) business day following the end of the Consultation Process, and (b) the expiry of a four month period from the effective date of the CLS Put Agreement (the “Expiry Time”), unless the Company and the Sellers’ Agent mutually agree to extend the Expiry Time. Upon exercise of the put option pursuant to the CLS Put Agreement, (i) the Company is irrevocably obligated to execute and deliver the CLS Purchase Agreement on the date specified in the exercise notice (being no more than ten business days and no less than three business days after the exercise date) and (ii) the sale of the Sold Securities is definitive in accordance with the terms, and subject to the conditions, of the CLS Purchase Agreement, regardless of whether the CLS Purchase Agreement is executed, provided that, the Sellers’ Agent is entitled, at its sole discretion, to terminate the sale of the Sold Securities if the CLS Purchase Agreement is not executed in accordance with the terms of the CLS Put Agreement. Moreover, the transfer of the Sold Securities will occur in accordance with the terms and conditions of the CLS Purchase Agreement so long as it is signed by the Sellers Agent and CNES, irrespective as to whether the CLS Put Agreement and/or the CLS Purchase Agreement is executed by any other Seller, as such, the Company may acquire a smaller interest in C3 Holding than expected.

Exclusivity and Interim Covenants
Under the CLS Put Agreement, the Sellers are subject to customary exclusivity restrictions prohibiting them from soliciting, pursuing, entering into discussions or negotiations with any third party, or providing information to any third party, in connection with any competing transaction involving the sale of all or part of the issued and outstanding securities of C3 Holding or material assets of the Group. These restrictions apply from the effective date of the CLS Put Agreement until the earlier of the execution date of the CLS Purchase Agreement and the expiry of a six month period following the effective date of the CLS Put Agreement. In addition, the Sellers have agreed, from the effective date of the CLS Put Agreement, to comply with the conduct of business covenants, the access and information provisions and the financing cooperation obligations set out in the CLS Purchase Agreement as if they were in effect from such date. See “CLS Purchase Agreement”.
Duration and Termination of the CLS Put Agreement
The CLS Put Agreement will automatically terminate upon the earlier of (a) if the CLS Put Agreement has been exercised, the first to occur of the CLS Acquisition Completion and the date on which the CLS Purchase Agreement is executed by all parties, or (b) if the CLS Put Agreement has not been exercised, the Expiry Time or the failure by any Mandatory Seller (being the Sellers’ Agent and CNES) to execute the CLS Purchase Agreement on the execution date (other than as a result of the Company’s own default). The CLS Put Agreement may also be terminated by (i) the Sellers’ Agent if the Company fails to execute the CLS Purchase Agreement following a valid exercise, or (ii) by mutual written agreement of the Company, the Sellers’ Agent and CNES. The CLS Put Agreement is governed by French law.
CLS Purchase Agreement
The following is a summary of the principal terms of the CLS Acquisition and the CLS Purchase Agreement.
Purchase Price and Form of Consideration
The CLS Acquisition is structured as a European “Locked Box” transaction, such that the aggregate consideration for the Sold Securities (the “Purchase Price”) is calculated by reference to the proportionate share of the holders of the Sold Securities of (i) the reference value of C3 Holding, being €788.2 million (or US$898.9 million, determined using the daily exchange rate reported by the European Central Bank on July 8, 2026 of US$1.1404 per €1.00 on July 8, 2026) plus (ii) an additional amount accruing at €63,376.63 (or US$72,274.71, determined using the daily exchange rate reported by the European Central Bank on July 8, 2026 of US$1.1404 per €1.00 on July 8, 2026) per day from December 31, 2025 to the earlier of CLS Acquisition Completion and the date CLS Acquisition Completion is postponed in accordance with the CLS Purchase Agreement, less (iii) the amount of any “Leakage” other than “Permitted Payments”. Leakages include benefits conferred upon the Sellers and their affiliates from any member of the Group (plus all tax actually paid or payable by a C3 Holding or its affiliates (excluding recoverable VAT) to the extent directly attributable to such a payment), including, among others: (a) management or consulting fees, (b) advisor and service provider fees, (c) dividends and other distributions, (d) payments on shareholder loans, (e) waiver, deferral, cancellation, discount or forgiveness of obligations, (f) transaction related expenses, including bonuses, (g) transfers of assets or rights to Sellers or their affiliates, (h) gift or gratuitous payments to, or to the benefit of, the Sellers, (i) security interests or guarantees granted for the benefit of Sellers or their affiliates, and (j) indemnification or assumption of liabilities for the benefit of Sellers or their affiliates, whereas Permitted Payments include, among others (z) certain agreed to expenses, (y) ordinary course payments to management (such as salary or pre-agreed bonuses), (x) payments associated with the discharge of C3 Holding’s existing debt, (w) other ordinary course payments to the extent provided for in C3 Holding financial statements, (v) certain agreed to transaction costs, (u) ordinary course payments to CNES (such as those under pre-existing commercial agreements) and (t) related taxes. Other than in respect of Leakage, the Purchase Price is not subject to any upward or downward adjustment. The Purchase Price is payable entirely in cash on the date of the CLS Acquisition Completion.

Principal Closing Conditions
The Company is solely responsible for satisfying the Regulatory Conditions, subject to each Seller agreeing to co-operate with the Company in providing assistance, information and documentary material as may be customary and reasonably necessary for the Company to make the relevant filings and satisfy the Regulatory Conditions. Accordingly, the Company has agreed to use its best efforts, at its own expense, to obtain the relevant regulatory clearances contemplated by the Regulatory Conditions. These efforts include (subject to certain pre-agreed limits) consenting to any regulatory order requiring the Company to divest, dispose of, or take other actions that would limit the freedom of action with respect to any of the businesses or assets of the Group (but not of the Company).
Term and Termination
The CLS Acquisition Completion is to take place on the tenth (10th) business day following the date on which the last of the Regulatory Conditions are satisfied or waived, or on such other date as the parties may agree. The CLS Purchase Agreement provides for a long stop date of June 30, 2027 (the “Long Stop Date”), which may be reset by the Sellers’ Agent and CNES to an extended long stop date of September 30, 2027 (the “Extended Long Stop Date”).
The CLS Purchase Agreement may be terminated prior to the CLS Acquisition Completion by written agreement of the Company, the Sellers’ Agent and CNES. If the Regulatory Conditions are not all satisfied by the Long Stop Date, the Sellers’ Agent and CNES may terminate the CLS Purchase Agreement or reset the Long Stop Date to the Extended Long Stop Date. The Company may terminate the CLS Purchase Agreement if the Regulatory Conditions are not satisfied by August 15, 2027. The CLS Purchase Agreement will automatically lapse if the Regulatory Conditions are not satisfied by the Extended Long Stop Date. The Sellers’ Agent and CNES may also terminate the CLS Purchase Agreement if a required Regulatory Condition is denied, as a result of which it is certain that the conditions precedent will not be satisfied on or prior to the Long Stop Date (or the Extended Long Stop Date, as applicable). The Company has additional termination rights, including if holders of more than 1% of the share capital and voting rights of C3 Holding fail to deliver their Sold Securities or if C3 Holding fails to deliver at CLS Acquisition Completion, a statement (the “Termination Statement”) confirming that it has terminated certain pre-agreed to contracts.
Warranties
The Sellers give limited warranties under the CLS Purchase Agreement, principally as to their capacity and authority, the valid execution and enforceability of the CLS Purchase Agreement, the absence of insolvency proceedings, the absence of brokerage fees, governmental approvals, their ownership of the Sold Securities free of encumbrances, and certain fundamental warranties relating to C3 Holding and CLS. The Company gives warranties as to, among other things, its organization and authority, the absence of conflicts, governmental approvals, the availability of sufficient funds to pay the Purchase Price at CLS Acquisition Completion, the absence of insolvency proceedings and the absence of brokerage claims. The Sellers’ liability for breaches of their warranties is several and not joint, is limited in time to two years from the date of the CLS Acquisition Completion, and the repayment of losses is the Company’s exclusive remedy for such breaches.
Separately, certain members of CLS’ management (the “Guarantors”) have provided customary business and operational warranties in respect of the Group under a separate warranty agreement (the “CLS Warranty Agreement”). The warranties granted under the CLS Warranty Agreement include: corporate matters, relationships with the Sellers and the Sellers’ affiliates, accounting, financial obligations, real estate, environment, business assets, material contracts, information technology, intellectual property, data protection, legal compliance, competition law, employment matters and benefit plans, anti-bribery, corruption, sanctions, and anti-money laundering and anti-terrorism, product matters, insurance, tax, insolvency, litigation, management of the Group companies between the accounts date and the signing date, and corporate liabilities.
The CLS Warranty Agreement contemplates that the Company will obtain warranty and indemnity insurance (the “W&I Insurance”) in respect of the CLS Acquisition. Accordingly, as is customary for a transaction of this nature, the aggregate liability of the Guarantors under the CLS Warranty Agreement is capped at one Euro (€1), other than in the case of a Guarantor’s fraud or intentional deceit. Accordingly, the

W&I Insurance is the Company’s primary recourse for breaches of the business warranties, and any inability to obtain, maintain or recover under the W&I Insurance will not increase the liability of the Guarantors.
Covenants
The CLS Purchase Agreement contains customary covenants of C3 Holding and each of the Sellers to conduct business in the ordinary course for the period from (pursuant to the terms of the CLS Put Agreement) the effective date of the CLS Put Agreement to the date of the CLS Acquisition Completion, including, among others, not taking any of the following actions: making amendments to organizational documents, undertaking any reorganization, dissolution or liquidation, altering its issued share capital or declaring dividends, encumbering any securities of the Group, disposing or transferring assets or making any investments valued above a certain threshold, increasing employment costs beyond a certain percentage or making certain employment decisions in excess of a certain value threshold, amending or modifying any material contracts, modifying any rights associated with licenses or intellectual property, entering into any non-arm’s length transactions, giving guarantees or incurring financial obligations beyond a certain threshold, settling any litigation in excess of a certain threshold, making changes to accounting methods, incurring material indebtedness, making changes to tax policies, taking certain action that would cause the Termination Statement to become untrue or committing to take any of the actions set out in the foregoing.
Additionally, the CLS Purchase Agreement provides that: (i) other than as may be notified, and other than certain commercial and employment agreements, all agreements between the Group and any Seller will terminate on the date of the CLS Acquisition Completion, (ii) the Group will allow the Company to have access to the Group’s books and records pending the CLS Acquisition Completion, (iii) the Sellers will provide reasonable cooperation, and cause C3 Holding to provide, reasonable cooperation in connection with the Company’s financing endeavours in respect of the CLS Acquisition, (iv) the Sellers are subject to a non-solicitation undertaking in respect of key employees for 18 months following the date of the CLS Acquisition Completion and (v) on the date of the CLS Acquisition Completion, the Company will fund, or cause to be funded, the repayment of the Group’s outstanding indebtedness under the Existing Facilities Agreements (as defined in the CLS Purchase Agreement), which repayment is an essential condition to the transfer of the Sold Securities.
The CLS Purchase Agreement is governed by French law.
The Company expects to grant CNES customary minority shareholder rights upon closing of the CLS Acquisition.
RECENT DEVELOPMENTS
On June 18, 2026, MDA Buzz USA LLC, an indirect wholly owned subsidiary of the Company, and, solely for the purposes specified therein, the Company, entered into a definitive Membership Interest Purchase Agreement (the “BCT Purchase Agreement” and, together with the CLS Purchase Agreement, the “Purchase Agreements”) to acquire 100% of the membership interests of Blue Canyon Technologies LLC (“BCT”), a spacecraft and satellite component manufacturer and mission services provider that is currently part of RTX’s Raytheon business, from RTX in an all-cash transaction (the “BCT Acquisition” and, together with the CLS Acquisition, the “Acquisitions”). The base purchase price is US$620 million (approximately C$874 million), subject to purchase price adjustments. Under the BCT Purchase Agreement, additional consideration of US$10 million is payable if closing is delayed beyond the Initial Outside Date (as defined in the BCT Purchase Agreement), and a further US$20 million is payable if closing is delayed beyond the Extended Outside Date (as defined in the BCT Purchase Agreement), in each case where such delay is due to the non-satisfaction of the HSR Act or CFIUS (each, as defined below) closing conditions. Financing of the purchase price of the BCT Acquisition is fully committed and was supported at signing by a financing commitment from the Co-Leads for new secured non-revolving term facilities in the aggregate amount of C$850 million (the “BCT Secured Financing Commitment”) and, accordingly, is not subject to any financing condition. The financing commitment also provided for the aggregate principal amount of C$700 million to backstop the Syndicated Credit Facility referred to below to ensure that the new C$850 million secured non-revolving term facilities would be permitted thereunder (among other things) (the “BCT Backstop Commitment”).

The BCT Acquisition is expected to close by the end of 2026 and is subject to customary closing conditions and required regulatory approvals, including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and the Committee on Foreign Investment in the United States (“CFIUS”), as well as requirements under the National Industrial Security Policy Operating Manual (“NISPOM”) from the Defense Counterintelligence and Security Agency (“DCSA”).
In financing the Acquisitions, we expect to incur additional debt (in an amount to be determined). This may include, without limitation, debt pursuant to the BCT Secured Financing Commitment, the CLS Acquisition Bridge Facility Commitment or one or more future offerings of additional senior notes.

RISK FACTORS
An investment in the Offered Shares involves risks. Before purchasing the Offered Shares, prospective investors should carefully consider the information contained in, or incorporated by reference into, this Prospectus Supplement and the Shelf Prospectus, including, without limitation, the risk factors identified in our Annual MD&A and Interim MD&A incorporated by reference into this Prospectus Supplement and under “Risk Factors” in our Annual Information Form also incorporated by reference herein. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the Offered Shares could be materially adversely affected.
The risks described herein or incorporated by reference into this Prospectus Supplement and the Shelf Prospectus are not the only risks that affect the Company. Other risks and uncertainties that the Company does not presently consider to be material, or of which the Company is not presently aware, may become important factors that affect the Company’s future financial condition and results of operations. If any of such or other risks occur, the Company’s business, prospects, financial condition, results of operations and cash flows could be materially adversely impacted. In that case, the trading price of the Common Shares could decline and investors could lose all or part of their investment. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the below described or other unforeseen risks.
Risks Relating to the Offered Shares
The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control.
The trading price of the Common Shares has in the past been, and may continue to be, subject to significant fluctuations. This may make it more difficult for holders of the Common Shares to resell their Common Shares when they want at prices that they find attractive. These fluctuations may be caused by events related or unrelated to the Company’s operating performance and beyond the Company’s control.
The factors which may contribute to market price fluctuations of the Common Shares include, but are not limited to, the following:
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actual or anticipated fluctuations in the Company’s quarterly financial performance;

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recommendations by securities research analysts;

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shareholder activism and general market interest in our securities;

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changes in the economic performance or market valuations of companies in the industry in which the Company operates;

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addition or departure of the Company’s executive officers, directors and other key personnel;

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release or expiration of transfer restrictions on outstanding Common Shares (including Common Shares subject to lock-up restrictions);

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sales or perceived sales of additional Common Shares;

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operating and financial performance that vary from the expectations of management, securities analysts and investors;

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regulatory and political changes affecting the Company’s industry generally and its business and operations;

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announcements of developments and other material events by the Company or its competitors;

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fluctuations to the costs of vital goods and services;

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changes in commodity prices;

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changes in global financial markets and global economies and general market conditions, such as interest rates;

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significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors;

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inability to close acquisition transactions after they have been announced to the market;

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litigation or regulatory action against us;

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operating and share price performance of other companies that investors deem comparable to the Company or from a lack of market comparable companies; and

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news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets.

There is no guarantee that the Offered Shares will earn any positive return in the short term or long term.
A holding of Common Shares is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Common Shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.
There can be no assurance that the CLS Acquisition will be completed. If the CLS Acquisition is not completed, management of the Company will have broad discretion in the application of the net proceeds to the Company of the Offering.
If the CLS Acquisition is not completed, management will have broad discretion concerning the use of the net proceeds of this Offering as well as the timing of such expenditures. The CLS Acquisition and the Offering are not conditional on each other. Should the CLS Acquisition not proceed, the Company intends to use the net proceeds of the Offering to pursue our growth strategy, which includes expanding our customer base and solutions, supporting the growth of existing customers, and pursuing other strategic opportunities, which may include acquisitions or investments. However, we cannot specify with certainty the particular uses of the net proceeds we will receive from the Offering if the CLS Acquisition is not completed. In such circumstances, our management will have broad discretion concerning the use of the net proceeds as well as the timing of their expenditure, including for any of the purposes described in “Use of Proceeds”. Accordingly, a purchaser of Offered Shares will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of the net proceeds from this Offering in ways that our shareholders might not desire, that might not yield a favourable return and that might not increase the value of a purchaser’s investment. The failure by our management to apply these funds effectively could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows. Notably, we have in the past made, and in the future may make, acquisitions and investments that could divert management’s attention, result in operating difficulties and dilution to our shareholders and otherwise disrupt our operations and adversely affect our business, operating results or financial position, and involve other risks and uncertainties outlined in this Prospectus Supplement, the accompanying Shelf Prospectus and in the documents incorporated by reference herein and therein. Pending their use, we may invest the net proceeds of the Offering in a manner that does not produce income or that loses value. See “Use of Proceeds”.
The Offering is not conditional on Closing of the CLS Acquisition.
The Company intends to use the net proceeds from this Offering as set forth in this Prospectus Supplement under the heading “Use of Proceeds”. However, the CLS Acquisition and the Offering are not conditional on each other. See “Risk Factors — Risks Relating to the Acquisitions”. If the CLS Acquisition is not completed, management will have broad discretion concerning the use of the net proceeds of this Offering as well as the timing of such expenditures. See “Use of Proceeds”. There can be no assurance that the CLS Acquisition will be completed. Until utilized, some or all of the net proceeds of this Offering may be held in cash balances in the Company’s bank account, may temporarily be used to reduce indebtedness, or invested at the Company’s discretion. As a result, a purchaser will be relying on the judgment of management for the application of the net proceeds of this Offering. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, the Company’s business, financial condition and results of operations may suffer, which could adversely affect the price of the Common Shares in the market.

We will continue to seek growth organically and through acquisitions. This strategy may expose us to a number of risks.
We will continue to seek growth organically and through acquisition. This strategy may expose us to a number of risks, including but not limited to: assumption of liabilities of an acquired business, including liabilities that were unknown at the time the acquisition was negotiated; valuation methodologies may not accurately capture the value of the acquired business; failure to realize anticipated benefits, such as cost savings and revenue enhancements; difficulties relating to combining previously separate entities, where applicable, into a single, integrated, and efficient business; the effects of diverting management’s attention from day-to-day operations to matters involving the integration of acquired companies; potentially substantial transaction costs associated with business combinations; potential impairment resulting from the overpayment for an acquisition; difficulties relating to assimilating the personnel, services, and systems of an acquired business and to assimilating marketing and other operational capabilities; increased burdens on our staff and on our administrative, internal control and operating systems, which may hinder our legal and regulatory compliance activities; and difficulties in applying and integrating our system of internal controls to an acquired business.
We seek to leverage our organizational structure, business processes and experience to successfully integrate acquired businesses. If we are unable to invest in and successfully acquire and integrate new businesses, implement new equipment, systems and processes, we may be unable to expand our business as planned. While we often obtain indemnification rights from the sellers of acquired businesses or purchases insurance to cover potential losses, such rights may be limited in nature, may be difficult to enforce, the losses may exceed any dedicated escrow funds or insurance coverage, and the indemnitors may not have the ability to financially support the indemnity.
In addition, there is no assurance that we will continue to locate suitable acquisition targets or that it will be able to consummate any such transaction on terms and conditions acceptable to us. Existing cash balances and cash flow from operations, together with borrowing capacity under our credit facilities, may be insufficient to make acquisitions. Credit and equity market conditions may also make it more difficult and costly to finance acquisitions. Through acquisitions, we may also enter into business activities or geographies where we have limited or no experience. This would expose us to additional business risks that are different than those we have traditionally experienced with our existing business.
At any given time, we typically consider, or may be in the process of negotiating, a number of potential acquisitions, some of which may be material in size. In connection with such potential acquisitions, we regularly enter into non-disclosure or confidentiality agreements, indicative term sheets, non-binding letters of intent and other similar agreements with potential sellers, and conduct due diligence as applicable. We do not in every case proceed to the closing of a transaction. We typically do not publicly announce a prospective acquisition prior to the time we enter into a definitive agreement with respect thereto, and may not publicly announce non-material acquisitions until a closing occurs, or at all. Accordingly, at any given time, an acquisition announcement could be imminent. The announcement of any material acquisition by us (or rumours thereof, even if unfounded) could result in volatility in the market price and trading volume of our common shares. Further, we cannot predict the reaction of the market, or of our stakeholders, customers or competitors, to the announcement of any such material acquisition or to rumours thereof.
We may issue debt and equity securities or securities convertible into equity securities, any of which may be senior to our Common Shares as to distributions and in liquidation, which could negatively affect the value of our Common Shares.
In financing the Acquisitions, we expect to incur additional debt (in an amount to be determined). This may include, without limitation, debt pursuant to the BCT Secured Financing Commitment, the CLS Acquisition Bridge Facility Commitment or one or more future offerings of additional senior notes.
In addition, we continuously evaluate our liquidity needs and optimal capital structure and may determine from time to time to raise additional debt or equity capital, including to finance acquisitions or for other general corporate purposes. Accordingly, we may attempt to increase our capital resources by entering into debt or debt-like financing that is unsecured or secured by up to all of our assets, or by issuing additional debt or equity securities, which could include issuances of secured or unsecured commercial paper, medium-term notes, senior notes, subordinated notes, guarantees, preferred shares, hybrid securities, or securities convertible into or exchangeable for equity securities. In the event of our liquidation, our lenders and holders of our debt and preferred securities would receive distributions of our available assets before distributions to the holders of our Common Shares. Because our decision to incur debt and issue securities in future offerings may be influenced by market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings or debt financings. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Although we continue to evaluate and pursue potential liquidity-enhancing actions, which may include equity or debt financing, strategic transactions, or other funding arrangements, no definitive agreements are currently in place.
If our Common Shares are delisted, market liquidity for our Common Shares could be severely affected and our shareholders’ ability to sell their Common Shares could be limited. A delisting of our Common Shares from NYSE and the TSX would negatively affect the value of our Common Shares. A delisting of our Common Shares could also adversely affect our ability to obtain financing for our operations and could result in the loss of confidence in the Company.
Our ability to continue funding our operations and execute our long-term development strategy depends on our ability to maintain sufficient liquidity and obtain additional capital over time.
The Company may sell additional Common Shares or other securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other securities, including to finance future acquisitions.
The number of Common Shares that the Company is authorized to issue is unlimited. Subject to the rules of any applicable stock exchange on which the Common Shares are listed (including the TSX and the NYSE) and applicable securities laws, the Company may, in its sole discretion, issue additional Common Shares from time to time, and the interests of the Company’s shareholders may be diluted thereby. The Company cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent holders of the Company’s stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares may decrease due to the additional amount of Common Shares available in the market.
The Company has not declared and paid dividends in the past and may not declare and pay dividends in the future, and consequently, purchasers in the Offering may never receive a return on their investment.
Any decision to declare and pay dividends in the future will be made at the discretion of the Company’s board of directors and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Company’s board of directors may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their Common Shares for a price greater than that which such investors paid for them.
Future sales, or the perception of future sales, of Common Shares by existing shareholders or by us, or future dilutive issuances of Common Shares by us, could adversely affect prevailing market prices for the Common Shares.
Subject to compliance with applicable securities laws, sales of a substantial number of Common Shares in the public market could occur at any time. These sales, or the market perception that the holders of a large number of Common Shares or securities convertible into Common Shares intend to sell Common Shares, could reduce the prevailing market price of our Common Shares. We cannot predict the effect, if any, that future public sales of these securities or the availability of these securities for sale will have on the market price of our Common Shares. If the market price of our Common Shares were to drop as a result, this might impede our ability to raise additional capital and might cause remaining shareholders to lose all or part of their investment.

Following the consummation of this Offering, the Company as well as all directors and officers of the Company who beneficially held approximately 1.22% of our Common Shares outstanding as of July 8, 2026, will be subject to “lock-up” restrictions, as described under “Plan of Distribution (Conflicts of Interest)”. The applicable Underwriters might waive the provisions of these “lock-up” restrictions and allow the Company to, among other things, issue additional Common Shares, or allow the directors and officers of the Company to sell their Common Shares at any time. There are no pre-established conditions for the grant of such a waiver by the applicable Underwriters, and any decision by the applicable Underwriters to waive those conditions may depend on a number of factors, which might include market conditions, the performance of our Common Shares in the market and our financial condition at that time. If the “lock-up” restrictions of the Company are waived, additional Common Shares will be issued, and if the “lock-up” restrictions of the directors and officers of the Company are waived, additional Common Shares will be available for sale into the public market, subject to applicable securities laws, which, in both cases, could reduce the prevailing market price for our Common Shares.
In addition, certain holders of options and other share-based awards will have an immediate income inclusion for tax purposes when they exercise their options or when their other awards are share-settled (that is, tax is not deferred until they sell the underlying Common Shares). As a result, these holders may need to sell Common Shares purchased on the exercise of options or issued upon share settlement of share-based awards in the same year that they exercise their options or in which their share-based awards are share-settled. This might result in a greater number of Common Shares being sold in the public market, and reduced long-term holdings of Common Shares by our management and employees.
Our constating documents permit us to issue additional securities in the future, including Common Shares without additional shareholder approval.
Our articles of amalgamation permit us to issue an unlimited number of Common Shares. We anticipate that we will, from time to time, issue additional Common Shares in the future, including in connection with potential acquisitions. Subject to the requirements of the TSX and the NYSE, we will not be required to obtain the approval of shareholders for the issuance of additional Common Shares. Any further issuances of Common Shares will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings.
If securities or industry analysts do not publish research or reports about our business, or if they downgrade our Common Shares, the price of our Common Shares could decline.
The trading market for our Common Shares depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, the price of our Common Shares would likely decline. In addition, if our results of operations fail to meet the forecast of analysts, the price of our Common Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Common Shares could decrease, which might cause the price and trading volume of our Common Shares to decline.
Provisions of Canadian law may delay, prevent or make undesirable an acquisition of all or a significant portion of the Company’s shares or assets.
A non-Canadian must file an application for review with the Minister responsible for the Investment Canada Act and obtain approval of the Minister prior to acquiring control of a “Canadian business” within the meaning of the Investment Canada Act, where prescribed financial thresholds are exceeded. Furthermore, limitations on the ability to acquire and hold the Common Shares may be imposed by the Competition Act (Canada). This law permits the Commissioner of Competition to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in the Company. Otherwise, there are no limitations either under the laws of Canada or in the Company’s constating documents on the rights of non-Canadians to hold or vote the Common Shares. Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to the Company’s shareholders.

We are an emerging growth company and intend to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make our Common Shares less attractive to investors.
We are an “emerging growth company” as defined in the U.S. Jumpstart Our Business Startups Act of 2012. We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have total annual gross revenue of US$1.235 billion or more; (ii) December 31, 2031 (the last day of the fiscal year ending after the fifth anniversary of the effective date of the Registration Statement); (iii) the date on which we have issued more than US$1.0 billion in non-convertible debt securities during the prior three-year period; or (iv) the date we qualify as a “large accelerated filer” under the rules of the SEC, which means the market value of our Common Shares held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter after we have been a reporting company in the United States for at least 12 months. For so long as we remain an emerging growth company, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the U.S. Sarbanes-Oxley Act 2002, as amended.
We may take advantage of some, but not all, of the available exemptions available to emerging growth companies. We cannot predict whether investors will find our Common Shares less attractive if we rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and the price of our Common Shares may be more volatile.
As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.
We are a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act, and are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare our disclosure documents filed under the U.S. Exchange Act in accordance with Canadian disclosure requirements. Under the U.S. Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we will not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws.
As a foreign private issuer, we are exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we expect to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.
In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. For example, we do not intend to follow the minimum quorum requirements for shareholder meetings as well as certain NYSE shareholder approval requirements prior to the issuance of securities, as permitted for foreign private issuers. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.
Following the completion of the Offering, we may cease to qualify as a foreign private issuer. If we cease to qualify, we will be subject to the same reporting requirements and corporate governance requirements as a U.S. domestic issuer which may increase our costs of being a public company in the United States.
The Company is governed by the corporate and securities laws of Canada which in some cases have a different effect on shareholders than the corporate laws of Delaware, U.S. and U.S. securities laws.
The Company is governed by the OBCA and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with the Company’s constating documents, have the effect of delaying, deferring or discouraging another party from acquiring control of the Company by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the OBCA and Delaware General Corporation Law (“DGCL”) that may have the greatest such effect include, but are not limited to, the following: (i) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to the Company’s articles) the OBCA generally requires a two-thirds majority vote by shareholders, whereas DGCL generally requires only a majority vote; and (ii) under the OBCA, holders of 5% or more of the Company’s shares that carry the right to vote at a meeting of shareholders can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL.
As the Company is organized under the laws of a Canadian province and most of its directors and officers reside in Canada, it may be difficult for United States shareholders to effect service on the Company to realize on judgments obtained in the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.
The Company is governed by the OBCA with its principal place of business in Canada, most of its directors and officers reside in Canada and the majority of the Company’s assets and all or a substantial portion of the assets of these persons may be located outside the United States. Consequently, it may be difficult for investors who reside in the United States to effect service of process in the United States upon the Company or upon such persons who are not residents of the United States, or to realize upon judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against the Company or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws. Similarly, some of the Company’s directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons. In addition, it may not be possible for Canadian investors to collect from these persons judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian securities laws.
We may be a passive foreign investment company, which may result in adverse U.S. federal income tax consequences for U.S. Holders of Common Shares.
Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the value of our assets, generally determined based on a quarterly average, is attributable to assets that produce or are held for the production of passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Based on the nature of our income and the value and composition of our assets, we do not believe we were a PFIC for the taxable year ended December 31, 2025 and do not expect to be a PFIC for the foreseeable future. However, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future year. For instance, because the calculation of the value of our assets may be based in part on the value of our Common Shares, which may fluctuate considerably, we may be a PFIC in the current or any future taxable year if the value of our Common Shares declines. If we are characterized as a PFIC, our shareholders who are U.S. Holders (as defined herein) may suffer adverse tax consequences, including the treatment of gains realized on the sale of our Common Shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our Common Shares by non-corporate U.S. Holders, and the addition of interest charges to the tax on such gains and certain distributions. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a Qualified Electing Fund (“QEF”) election, or, to a lesser extent, a mark-to-market election. However, we do not intend to provide the information necessary for U.S. Holders to make QEF elections if we are classified as a PFIC. For further discussion, see “Certain U.S. Federal Income Tax Considerations.”
Risks Relating to the Acquisitions
All information relating to CLS and BCT has been provided by CLS and RTX, respectively. We cannot assure the accuracy or completeness of information with respect to CLS, BCT and their respective businesses.
All information relating to CLS and BCT included herein has been provided by CLS and RTX, respectively. Although the Company has conducted what it believes to be a prudent and thorough level of investigation in connection with each of the Acquisitions, a certain degree of risk remains regarding the accuracy and completeness of such information. While the Company has no reason to believe the information obtained from CLS, RTX, BCT and their respective sellers is misleading, untrue or incomplete, the Company cannot assure the accuracy or completeness of such information, nor can the Company compel CLS, RTX, CLS or their respective sellers to disclose events which may have occurred or may affect the completeness or accuracy of such information, but which are unknown to the Company. Prospective investors are cautioned that CLS, RTX and BCT (i) have not reviewed the disclosure contained in this Prospectus Supplement relating to itself or its business, nor represented that such disclosure represents full, true and plain disclosure of all material facts relating to itself and/or its business and does not contain a misrepresentation relating to itself and/or its business, and (ii) have no liability to investors participating in this offering in the event that the disclosure contained in this prospectus relating to itself and/or its business contains a misrepresentation.
Either or both of the Acquisitions may be delayed or may fail to be completed if the applicable closing conditions are not satisfied on a timely basis or at all.
The closing of the CLS Acquisition is subject to the satisfaction or waiver of certain conditions, as described under the heading “Description of the CLS Acquisition — Summary of the CLS Purchase Agreement”. Additionally, the CLS Acquisition is subject to the Sellers taking certain procedural steps both before and after the Consultation Process and, in particular, the exercise of the put option granted pursuant to the CLS Put Agreement. If these procedural steps are not taken, or other intervening events occur, there can be no assurance that the CLS Acquisition will proceed as expected or at all. The closing of the BCT Acquisition is subject to customary closing conditions and required regulatory approvals, including under the HSR Act and CFIUS, as well as requirements under the NISPOM from the DCSA. The Company intends to consummate each of the Acquisitions promptly following the date on which all such respective conditions are satisfied. However, there can be no assurance that such conditions will be satisfied on schedule or at all. As such, there is no assurance that either of the Acquisitions will be completed or, if completed, will be completed on the terms disclosed in this Prospectus Supplement. In addition, a substantial delay in obtaining regulatory approvals or the imposition of unfavourable terms and/or conditions in such approvals could have a material adverse effect on the Company’s ability to complete either of the Acquisitions and on the Company’s, CLS’ or BCT’s business, financial condition or results of operations.
The closing of the Offering will occur before the closing date of the CLS Acquisition and in the event that the CLS Acquisition is not completed, purchasers of the Offered Shares will have no entitlement to a full or partial refund of the offering price paid for the Common Shares purchased in this Offering, and such purchasers will continue to hold Common Shares in the Company. In the event the CLS Acquisition is not completed, the Company will have issued a significant number of additional Common Shares, and it will not have acquired the revenue generating assets that will be required to produce the earnings and cash flow it anticipated. As a result, failure to complete the CLS Acquisition would adversely affect the Company’s earnings per share and other per share metrics.
If the Acquisitions are not completed, the market price of the Common Shares could decline to the extent that the current market price reflects a market assumption that the Acquisitions will be completed.
We may also be subject to litigation related to any failure to complete any of the Acquisitions or related to any proceeding to specifically enforce our performance obligations under any of the Purchase Agreements.

Required regulatory approvals and clearances may delay or prevent completion of the Acquisitions or impose burdensome conditions.
The closing of the Acquisitions is subject to the receipt of certain regulatory approvals and clearances, including the expiration or early termination of any applicable waiting period (including any extensions thereof). There can be no assurance as to which regulatory authorities may seek to review the Acquisitions, including in jurisdictions not contemplated by the applicable Purchase Agreement. The relevant authorities may decline to give approval or clearance for the Acquisitions as anticipated or may attach terms and/or conditions to their approval or clearance, which could have a materially adverse effect on the Company’s ability to realize the anticipated benefits of, or complete, the Acquisitions, and/or on CLS’ or BCT’s business, financial condition or results of operations, as applicable. There can be no assurance as to the cost, scope or impact of the actions that may be required to obtain such regulatory approvals and clearances. In respect of the CLS Acquisition, all costs of seeking such approvals and clearances will be paid for by the Company without reimbursement by the Sellers. These costs may be substantial.
In addition, in the event that regulatory agencies impose unfavourable terms and/or conditions on CLS or C3 Holding (such as a requirement to sell or divest of certain assets or limitations on the future conduct of these entities), the Company may still be required to complete the transaction on the terms set forth in the CLS Purchase Agreement. The Company can provide no assurance that all required regulatory approvals and clearances will be obtained, within the anticipated timeline or at all, can provide no assurance with respect to any terms and/or conditions that may be imposed on such approvals and clearances and can provide no assurance that the CLS Acquisition will be completed, or, if completed, that it will be on the terms disclosed in this Prospectus Supplement. If the CLS Purchase Agreement is not completed by the Long Stop Date, the Sellers may terminate. Likewise, the CLS Purchase Agreement will automatically terminate upon the Extended Long Stop Date as described under the heading “Description of the CLS Acquisition — Term and Termination”.
The Company may fail to realize the anticipated benefits of the Acquisitions, which could adversely affect its business and financial results.
The Company believes that the Acquisitions will provide certain benefits to the Company and its shareholders. There is, however, a risk that some or all of the expected benefits of the Acquisitions may fail to materialize, or may not occur within the time periods anticipated by the Company. The realization of such benefits may be affected by a number of factors, including those disclosed in this Prospectus Supplement, many of which are beyond the control of the Company. If the Acquisitions fail to provide the results that the Company anticipates, the Acquisitions could materially and adversely affect the Company and its financial results.
We may be unable to retain customers or employees of CLS or BCT following the Acquisitions and there may be unexpected costs or liabilities related to the Acquisitions that could adversely affect the Company.
The existence of undisclosed liabilities and our inability to retain the customers or employees of CLS or BCT could have an adverse impact on our business, financial condition and results of operations. Although the Company conducted what it believed to be a prudent and thorough level of investigation in connection with each of the Acquisitions, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities of, or issues concerning, CLS or BCT. Following each of the Acquisitions, the Company may discover that it has acquired substantial undisclosed liabilities. In certain cases, such matters may not be covered by the representation and warranty insurance or the warranty and indemnity insurance, as applicable, obtained in connection with the Acquisitions, and, following the closing of the Acquisitions, the Company may have limited or no right to claim indemnification under the applicable Purchase Agreement for any such events. The existence of undisclosed liabilities and the inability to claim indemnification and seek recourse under such representation and warranty insurance or warranty and indemnity insurance, as applicable, could have an adverse impact on the Company’s business, financial condition, results of operations and cash flows. We may also be unable to retain customers or employees of CLS or BCT following the Acquisitions. The continuing and collaborative efforts of the senior management and employees of CLS and BCT are important to their success and their businesses would be harmed if we were to lose their services.

Although the CLS Purchase Agreement and the BCT Purchase Agreement each contains covenants restricting the operation of the business of CLS and BCT, respectively, prior to the closing of the applicable Acquisition, the Company will not control CLS (or its subsidiaries) or BCT until completion of the applicable Acquisition. CLS’ and BCT’s business and results of operations may be adversely affected by events that are outside of the Company’s control during the intervening period. Historic and current performance of CLS’ and BCT’s business and operations may not be indicative of success in future periods. The future performance of CLS and BCT may be influenced by, among other factors, economic downturns, increased regulation, turmoil in financial markets, unfavourable regulatory decisions, rising interest rates, geopolitical events and other factors beyond the Company’s control. As a result of any one or more of these factors, among others, the operations and financial performance of CLS and BCT may be negatively affected during such period which may adversely affect the future financial results of the Company.
There can be no assurance that we will be able to obtain warranty and indemnity insurance in respect of the CLS Acquisition, or if obtained, on satisfactory terms. The BCT Acquisition representation and warranty insurance policy is and the CLS Acquisition warranty and indemnity insurance policy, if obtained, will be subject to certain exclusions and limitations. In addition, there may be circumstances for which the applicable insurer may elect to limit such coverage or refuse to indemnify us or situations for which the coverage provided under the applicable insurance policy may not be sufficient or applicable.
We will incur additional debt (in an amount to be determined) to finance the Acquisitions.
In financing the Acquisitions, we will incur additional debt (in an amount to be determined). See “Description of the CLS Acquisition — Financing of CLS Acquisition”, and “Recent Developments”. Such indebtedness may increase our consolidated indebtedness. Such additional indebtedness will increase our interest expense and debt service obligations and may have a negative effect on our results of operations and/or credit ratings. Such increased indebtedness may also make our results more sensitive to increases in interest rates. Our degree of leverage could have other important consequences for purchasers, including: (i) having a negative effect on our ratings; (ii) limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; (iii) limiting our ability to declare dividends on our Common Shares; (iv) being vulnerable in a downturn in general economic conditions; and (v) being unable to make capital expenditures that are important to its growth and strategies. See “Risk Factors — Risks Relating to the Offered Shares — We may issue debt and equity securities or securities convertible into equity securities, any of which may be senior to our Common Shares as to distributions and in liquidation, which could negatively affect the value of our Common Shares.”
The CLS Acquisition Bridge Facility Commitment and the BCT Secured Financing Commitment would each involve a significant incurrence of additional indebtedness if utilized and could require additional consents.
While the Company does not intend to utilize the financing commitments provided under the CLS Acquisition Bridge Facility Commitment and the BCT Secured Financing Commitment, it could be forced to do so should it not be able to issue a sufficient number of the Offered Shares and rely on the public debt markets for a material portion of the amount needed to complete the Acquisitions, and this in turn could cause borrowing limits in the Company’s existing financing arrangements to be exceeded unless additional consents from the Company’s bondholders and other applicable lenders (excluding those under the Syndicated Credit Facility) are obtained. There is no assurance that the Company’s existing lenders (excluding those under the Syndicated Credit Facility) would provide the requisite consents to the full amount of such additional debt incurrence or as to the terms of such consents.
The Company may be exposed to increased litigation following the Acquisitions, which could have an adverse effect on the Company’s business and operations.
Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger and acquisition agreements. The Company may be exposed to increased litigation from shareholders, customers, suppliers and other third parties following the Acquisitions. Such litigation may have an adverse impact on the Company’s business and results of operations or may cause disruptions to the Company’s operations. Even if any such claims are without merit, defending against these claims can result in substantial costs and divert the time and resources of management. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Acquisitions, then that injunction may delay or prevent the Acquisitions from being completed.
The integration of CLS and BCT into the Company’s business may be more complex, costly or time-consuming than anticipated, the Acquisitions may disrupt the Company’s current plans or operations and we may not realize the full amount of cost savings, synergies and benefits anticipated from the Acquisitions.
The Acquisitions involve the integration of CLS and BCT into the business of the Company. Following the Acquisitions, the integration of the business operations of CLS and BCT may result in material challenges, including the diversion of management’s attention from ongoing business concerns to integrating the business practices and operations of CLS and BCT with those of the Company, the possibility of faulty assumptions underlying expectations regarding the integration process and associated expenses and any unforeseen expenses or delays associated with the Acquisitions. The integration process is also costly. The Company may fail to realize some or all of the anticipated benefits of the Acquisitions if the integration process takes longer than expected or is more costly than expected. Potential difficulties the Company may encounter in the integration process include the following:
•
the inability to successfully integrate the businesses of CLS and BCT with the business of the Company in a manner that permits the Company to achieve the synergies anticipated to result from the Acquisitions, which would result in the anticipated benefits of the Acquisitions not being realized partly or wholly in the time frame currently anticipated or at all;

•
complexities associated with managing the Company following the completion of the Acquisitions;

•
challenges creating uniform standards, controls, procedures, policies and information systems; and

•
performance shortfalls as a result of the diversion of management’s attention caused by completing the Acquisitions and integrating CLS’ and BCT’s businesses into the Company’s current operations following the Acquisitions.

•
The benefits that we expect to achieve as a result of the Acquisitions will depend, in part, on our ability to realize anticipated cost savings, including those resulting from expected operational synergies. After the Acquisitions, we believe that we may be able to realize cost savings and operating efficiencies by integrating technology and operating functions, streamlining administrative processes and leveraging our existing partner network. Our success in realizing these cost savings, and the timing of this realization, depends on many factors. Even if we consummate the Acquisitions successfully, this may not result in the full realization of the cost savings that we currently expect, either within the expected timeframe or at all. In addition, we cannot assure you that the costs to achieve these cost savings will not be higher than we anticipate. Therefore, we cannot assure you that any anticipated cost savings will be achieved or that our estimates and assumptions will prove to be accurate. If our cost savings are less than our estimates, our cost savings initiatives adversely affect our business or cost more or take longer to implement than we project, or our assumptions prove to be inaccurate, our results could be lower than we anticipate.

Fluctuations in the Euro / Canadian dollar exchange rate may affect the value of the net proceeds relative to the purchase price of the CLS Acquisition.
The purchase price payable in connection with the CLS Acquisition is denominated in euros, while the Company’s reporting currency is in Canadian dollars. Fluctuations in the exchange rate between the euro and the Canadian dollar may result in an increase or decrease in the Canadian dollar equivalent of the purchase price. If the Canadian dollar weakens against the euro during this period, the Company may be required to fund any shortfall from other sources, including borrowings under its Syndicated Credit Facility or other available cash. The Company may enter into hedging arrangements to mitigate this foreign currency exposure; however, there can be no assurance that such arrangements will fully offset the impact of exchange rate fluctuations. To the extent the Company does not hedge, or hedging arrangements do not fully protect against such fluctuations, the Company’s financial condition and results of operations could be adversely affected.
The Company expects to incur significant transaction and integration costs in connection with the Acquisitions.
The Company expects to incur a number of costs associated with completing the Acquisitions and integrating the operations of the Company, CLS and BCT. The substantial majority of such costs will be non-recurring expenses resulting from the Acquisitions and will consist of transaction costs related to the Acquisitions and systems consolidation costs. Additional unanticipated costs may be incurred in the integration of the Company and CLS’ and BCT’s respective businesses.
The CLS Acquisition could adversely affect the business and operations of the Company and CLS.
In connection with the CLS Acquisition, certain clients and suppliers of each of the Company and CLS may delay or defer decisions or choose to cease contracting with the Company or CLS, which could negatively impact the revenues, earnings, cash flows and expenses of the Company and CLS, regardless of whether the CLS Acquisition is completed. The business acquired pursuant to the CLS Acquisition may be a party to agreements that contain change of control and/or termination for convenience provisions which may be triggered in connection with the CLS Acquisition (including by material clients and suppliers of CLS). The operation of these change of control or termination provisions, if triggered, could materially adversely affect our and CLS’ results of operations and financial condition and our and its ability to continue to operate its business as it does now. In addition, the triggering of such provisions could result in unanticipated expenses and/or cash payments following the consummation of the CLS Acquisition. Unless these change of control provisions are waived, or the termination provisions are not exercised, the operation of any of these provisions could adversely affect the results of operations and financial condition of the combined entity.
We may be required to pay a termination fee if the BCT Purchase Agreement is terminated in certain circumstances.
Under the BCT Purchase Agreement, we may be required to pay RTX (or its designated affiliate) a termination fee if the BCT Purchase Agreement is terminated in certain circumstances, including if the BCT Acquisition is not consummated by the applicable end date, and, at the time of such termination, the conditions relating to the receipt of certain regulatory approvals (including under the HSR Act, applicable antitrust laws or CFIUS) have not been satisfied. If we are required to pay a termination fee, our liquidity and financial condition could be adversely affected. In addition, even if the termination fee is not payable, a failure to complete the BCT Acquisition could result in significant costs, management distraction and other adverse consequences to our business and growth prospects.
The Purchase Agreements and related documents may be amended or modified without your consent.
Between the time of the issuance of the Offered Shares and the consummation of the Acquisitions, the parties to the Purchase Agreements may agree to modify or waive the terms or conditions of such respective documents without shareholder consent. You will not be able to preclude the parties to the Purchase Agreements from making certain changes to the terms of the Acquisitions or from waiving certain conditions to the Acquisitions, which may adversely affect the share price of our Common Shares.
Forward-looking statements are based on assumptions.
Forward-looking statements are based on a number of assumptions, many of which are outside of our control, and, if some or all of the underlying assumptions prove to be inaccurate, our actual financial and operational results may be different from the forward-looking statements and such differences may be material. This Prospectus Supplement includes forward-looking statements relating to, among other matters, the anticipated benefits of the Acquisitions, synergies and our anticipated growth, which are based on a number of assumptions and estimates that are discussed in this Prospectus Supplement and that may not prove to be correct. Such assumptions are further subject, to a significant degree, on future business decisions, some of which may change, and that could further cause our actual results to differ materially from those set out in forward-looking statements. Accordingly, the forward-looking statements contained in this Prospectus Supplement are only an estimate of what management believes to be realizable as of the date of this Prospectus Supplement. Forward-looking statements should be read together with the historical financial and operational information included or incorporated by reference in this Prospectus. Although we consider the assumptions and estimates underlying forward-looking statements to be reasonable as of the date of this Prospectus Supplement, those assumptions and estimates are inherently uncertain and subject to significant business, economic, financial and competitive risks and uncertainties, many of which are beyond our control and if our assumptions prove to be inaccurate, our actual results may differ materially from those set out in forward-looking statements.

No assurance of future performance.
Historic and current performance of the Company’s business and the businesses of CLS and BCT may not be indicative of continued consistent performance or success in future periods. The future performance of the Company’s business after the Acquisitions may be adversely affected by economic downturns and other factors beyond the Company’s control. As a result of these factors, the Company’s operations and financial performance, including CLS and BCT, may be negatively affected, which may adversely affect the Company’s financial results.

USE OF PROCEEDS
The aggregate net proceeds to be received by us from the sale of the Offered Shares under the Offering are approximately US$784.45 million after deducting the Underwriters’ Fee and other expenses relating to the Offering payable by us, which are estimated to be US$1.60 million. If the Over-Allotment Option is exercised in full, the estimated net proceeds of the Offering, after deducting the Underwriters’ Fee payable to the Underwriters and the estimated expenses of the Offering, are expected to be US$902.36 million.
The Company expects that the net proceeds of the Offering will be used to fund the Purchase Price, the repayment of all or a portion of CLS’ existing indebtedness (if we are unable to arrange on behalf of C3 Holding as borrower debt financing to repay such indebtedness), and/or related financing fees and transaction expenses.
Pending completion of the CLS Acquisition, we may invest the net proceeds from this Offering in short-term, investment grade, interest bearing instruments, use them to temporarily repay indebtedness or hold them as cash. In the event that the net proceeds of the Offering exceed the Purchase Price of the CLS Acquisition, the repayment of all or a portion of CLS’ existing indebtedness (if we are unable to arrange on behalf of C3 Holding as borrower debt financing to repay such indebtedness), and/or related financing fees and transaction expenses, the Company intends to use any such excess net proceeds for general corporate purposes.
The CLS Acquisition and the Offering are not conditional on each other. Should the CLS Acquisition not proceed, the Company intends to use the net proceeds of the Offering to pursue our growth strategy, which includes expanding our customer base and solutions, supporting the growth of existing customers, and pursuing other strategic opportunities, which may include acquisitions or investments.
CONSOLIDATED CAPITALIZATION
There have been no material changes in the consolidated capitalization of the Company since the date of the Interim Financial Statements which have not been disclosed in this Prospectus Supplement or the documents incorporated by reference herein.
The following table sets forth our consolidated cash and cash equivalents and consolidated capitalization as at March 31, 2026 (i) on an actual basis and (ii) on an adjusted basis to give effect to the issuance and sale of the Offered Shares in the Offering, after deducting the Underwriters’ Fee and estimated offering expenses payable by us (without giving effect to the application of the net proceeds of this Offering and/or the exercise of the Over-Allotment Option). This table should be read in conjunction with our Interim Financial Statements and Interim MD&A, each of which is incorporated by reference in this Prospectus Supplement.

	As at March 31, 2026
	Actual	As Adjusted
	(in millions of C$)
Cash and cash equivalents	544.0	1,620.8
Non-current liabilities		(1)
Net employee defined benefit payable	23.2	23.2
Lease liabilities	116.2	116.2
Long-term debt (7.00% senior unsecured notes due 2030)	244.7	244.7
Deferred income tax liabilities	233.7	233.7
Other non-current liabilities	23.3	23.3
Total non-current liabilities	641.1	641.1
Equity
Common shares (Common Shares, no par value – 138,659,395 Common Shares issued and outstanding, Actual; 161,659,395 Common Shares issued and outstanding, As Adjusted)(2)	1,501.9	2,578.7(3)
Contributed surplus	37.9	37.9
Accumulated other comprehensive income	30.1	30.1
Retained earnings	276.8	276.8
Total equity	1,846.7	2,923.5
Total capitalization	2,487.8	3,564.6

Notes:
(1)
Converted from US$ to C$ using the rate of exchange of US$1.00 equals C$1.3725, which is the daily average rate of exchange posted by the Bank of Canada on March 31, 2026.

(2)
As at March 31, 2026, the Company’s authorized share capital is comprised of an unlimited number of Common Shares.

(3)
The amount included in the table includes additional share capital raised by the Company through the Offering from the sale of the Offered Shares estimated to amount to approximately US$784.45 million after deducting the Underwriters’ Fee and the estimated expenses of the Offering (without exercise of the Over-Allotment Option).

DESCRIPTION OF SECURITIES BEING DISTRIBUTED
The Offered Shares and the Additional Shares shall be identical in their terms to all other Common Shares. The following is a summary of the material attributes and characteristics of the Common Shares. The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our articles, which are available electronically on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Further information relating to the Common Shares is set out in the Annual Information Form, which is incorporated by reference herein.
Our authorized share capital consists of an unlimited number of Common Shares, without par value. As at the date of this Prospectus Supplement, 138,919,141 Common Shares are issued and outstanding.
The holders of the Common Shares are entitled to receive notice of and to attend any shareholders’ meetings and are entitled to one vote in respect of each Common Share held at such meetings. The holders of the Common Shares are entitled to participate equally in dividends, if any, declared on the Common Shares. In the event of the liquidation, dissolution or wind-up of MDA Space or other distribution of assets of MDA Space among shareholders for the purpose of winding-up MDA Space’s affairs, the Common Shares shall rank equally as to priority of distribution. Such distribution shall be made in equal amount per Common Share on all the Common Shares outstanding without preference or distinction.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
General
Pursuant to the Underwriting Agreement, the Company has agreed to issue and sell and the Underwriters have agreed to purchase, as principals, severally and not jointly, on the Closing Date, or such earlier or later date as the Company and the Underwriters may agree, the number of Offered Shares set out opposite their respective names below, representing an aggregate of 23,000,000 Offered Shares, at a price of US$35.60 per Offered Share, for an aggregate gross consideration of US$818,800,000, payable in cash against delivery of the Offered Shares. The Offering Price was determined by negotiation between the Company and the Underwriters, with reference to the then-current market price for the Common Shares.
Underwriter	Number of Offered Shares
BMO Nesbitt Burns Inc.	5,433,750
RBC Dominion Securities Inc.	5,433,750
J.P. Morgan Securities LLC	3,018,750
Scotia Capital Inc.	3,018,750
Merrill Lynch Canada Inc.	2,415,000
ATB Capital Markets Corp.	460,000
Canaccord Genuity Corp.	460,000
CIBC World Markets Inc.	460,000
Desjardins Securities Inc.	460,000
Deutsche Bank Securities Inc.	460,000
National Bank Financial Inc.	460,000
Wells Fargo Securities Canada, Ltd.	460,000
Beacon Securities Limited.	230,000
Stifel Nicolaus Canada Inc.	230,000
Total	23,000,000
The Offered Shares are being offered in the United States by the U.S. Underwriters and in Canada by the Canadian Underwriters pursuant to the Underwriting Agreement. The Offering is being made concurrently in Canada under the terms of the Shelf Prospectus and this Prospectus Supplement and in the United States under the terms of the Registration Statement, of which the Shelf Prospectus and this Prospectus Supplement form part, through the Underwriters and/or affiliates thereof registered to offer the Offered Shares for sale in such jurisdictions in accordance with applicable securities laws and such other registered dealers as may be designated by the Underwriters. Subject to applicable law, the Underwriters, their affiliates, or such other registered dealers as may be designated by the Underwriters, may offer the Offered Shares outside of Canada and the United States. Notwithstanding the foregoing, Deutsche Bank Securities Inc. is not registered to sell securities in any Canadian jurisdictions, and accordingly, will sell the Offered Shares only outside of Canada.
In consideration for the services provided by the Underwriters in connection with the Offering, and pursuant to the terms of the Underwriting Agreement, the Company has agreed to pay the Underwriters the Underwriters’ Fee equal to 4.0% of the gross proceeds from the Offering (including any gross proceeds raised on exercise of the Over-Allotment Option). The Company will be responsible for all expenses related to the Offering, whether or not it is completed, including certain fees and certain out-of-pocket expenses of the Underwriters in connection with the Offering. We have agreed to grant to the Underwriters the Over-Allotment Option, exercisable, in whole or in part, on or prior to the Over-Allotment Deadline, to purchase up to an additional number of Additional Shares that is equal to 15% of the number of Offered Shares sold hereunder, at a price equal to the Offering Price and otherwise on the same basis as the purchase of the Offered Shares, solely to cover over-allotments, if any. The Over-Allotment Option is exercisable by the Underwriters giving notice to the Company prior to the Over-Allotment Deadline, which notice shall specify the number of Additional Shares to be purchased and the date on which such Additional Shares are to be purchased. This Prospectus Supplement qualifies the grant of the Over-Allotment Option. A purchaser who acquires Additional Shares forming part of the Underwriters’ over-allocation position acquires those Additional Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.
The obligations of the Underwriters under the Underwriting Agreement are several and not joint and are subject to certain closing conditions. The Underwriters (collectively, or any one of them individually) may terminate their obligations under the Underwriting Agreement by notice given to the Company, at their discretion upon the occurrence of certain stated events prior to the Closing Date. Such events include: (i) any order to cease or suspend trading in any securities of the Company, or prohibiting or restricting the distribution of the Offered Shares is made, or any stop order suspending the effectiveness of the Registration Statement or stop order preventing or suspending the use of any prospectus relating to the Offered Shares has been issued, or any proceeding is announced or commenced or, to the Company’s knowledge, threatened for the making of any such order, by any Canadian securities regulator, the SEC or similar regulatory authority, any stock exchange or by any other competent authority, and has not been rescinded, revoked or withdrawn; (ii) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, threatened or announced or any order or ruling is issued under or pursuant to any statute of Canada or any province or territory thereof, or of the United States or any state thereof or by any official of any stock exchange or by any other regulatory authority having jurisdiction over a material portion of the business and affairs of the Company and its subsidiaries (on a consolidated basis) or otherwise (other than any proceeding or order based on alleged activities of the Underwriters), or there is any change of law, or the interpretation, pronouncement or administration thereof or in respect thereof which in the opinion of such Underwriter, acting reasonably, may prevent or operates to prevent or restrict the distribution of, or trading in the Shares or the trading in any other securities of the Company; (iii) the Company is in material breach of, default under or non-compliance with any material representation, warranty, covenant, term or condition of the Underwriting Agreement in any material respect; (iv) there shall occur (a) any material change (actual, anticipated, contemplated, proposed by or threatened, financial or otherwise) or development that would be likely to result in a material change in the results of operations, financial condition, business, affairs, assets, properties, capital, liabilities (contingent or otherwise), cash flows, income or business operations of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, (b) any material fact which has arisen or has been discovered and would have been required to have been stated in this Prospectus Supplement, the Prospectus or the documents incorporated by reference therein had the fact arisen or been discovered on or prior to the date of such document, and (c) any change in any material fact contained in any in this Prospectus Supplement, the Prospectus or the documents incorporated by reference therein which fact or change is, or may be, of such a nature as to render any statement in such document misleading or untrue in any material respect or which would result in a misrepresentation in such document or which would result in such document not complying (to the extent that such compliance is required) with Canadian securities laws, or (d) as a result of investigations after the date of the Underwriting Agreement, the Underwriters become aware of any material information with respect to the Company which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date of the Underwriting Agreement and which in the opinion of the Underwriters (or any of them), acting reasonably, could be expected to have a material adverse effect on the market price or value of the Offered Shares or any other securities of the Company; and (v) there should develop, occur or come into effect or existence any event, action, state, condition or occurrence of national or international consequence, acts of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions or any action, law, regulation, inquiry or other occurrence of any nature whatsoever, which, in the opinion of any of the Underwriters, acting reasonably, materially adversely affects or would materially adversely affect, the Canadian or United States financial markets generally or the business, affairs, operations or profitability of the Company and its subsidiaries, taken as a whole, or the market price or value of the Common Shares. The Underwriters are, however, subject to certain closing conditions, severally and not jointly, obligated to take up and pay for all of the Offered Shares that they have agreed to purchase if any Offered Shares are purchased under the Underwriting Agreement.
Subject to the terms of the Underwriting Agreement, the Company has also agreed to indemnify the Underwriters and their respective affiliates against certain liabilities, including civil liabilities under Canadian and United States securities legislation, or to contribute to any payments the Underwriters may be required to make in respect thereof. The Underwriters, as principals, conditionally offer the Offered Shares qualified under this Prospectus Supplement and the Shelf Prospectus, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Offered Shares, and other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officers’ certificates, comfort letters and legal opinions. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Pursuant to the Underwriting Agreement, the Company has agreed that until the date that is 90 days following July 8, 2026 (such period, the “Restricted Period”), it will not, directly or indirectly, without the prior written consent of any of the Representatives, on behalf of all of the Underwriters, such consent not to be unreasonably withheld, conditioned or delayed, (i) offer, sell, contract to sell, pledge, issue or grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or submit or file any registration statement with the SEC or prospectus with the Canadian securities regulators relating to, any securities of the Company that are substantially similar to the Common Shares, including but not limited to any options or warrants to purchase Common Shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition, submission or filing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (i) Offered Shares to be sold under the Underwriting Agreement, (ii) the grant, issuance, exercise, vesting or settlement of awards (including Common Shares underlying such awards) pursuant to any employee, executive or director incentive compensation arrangement of the Company in accordance with the terms and conditions of the benefit plans described in the Registration Statement or this Prospectus Supplement or the documents incorporated by reference therein or herein, as may be adopted, amended or restated, (iii) securities issued upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of the Underwriting Agreement, (iv) securities issued as consideration in connection with arm’s length acquisitions, or (v) the filing of one or more registration statements on Form S-8 relating to stock options, other equity awards, or employee benefit plans of the Company described in the Registration Statement, this Prospectus Supplement and the accompanying Shelf Prospectus.
In addition, the directors and officers of the Company (such persons, the “Lock-Up Parties”) have each executed a lock-up agreement (such agreement, the “Lock-Up Agreement”) prior to the commencement of the Offering pursuant to which they have agreed that, without the prior written consent of the Representatives on behalf of the Underwriters, they will not, and will not cause any direct or indirect affiliate to, during the Restricted Period, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares (including without limitation, Common Shares or such other securities which may be deemed to be beneficially owned by the Lock-Up Party in accordance with Canadian securities laws or the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) (collectively with the Common Shares, the “Lock-Up Securities”), (ii) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Lock-Up Securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities, or (iv) publicly disclose the intention to do any of the foregoing.
The restrictions described in the immediately preceding paragraph and contained in each of the Lock-Up Agreements do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers or dispositions of Lock-Up Securities: (i) as a bona fide gift or gifts, or for bona fide estate planning purposes, (ii) by will, other testamentary document or intestacy to the legal representative, heir, beneficiary or member of immediate family of the Lock-Up Party, (iii) to any trust for the direct or indirect benefit of the Lock-Up Party or the immediate family of the Lock-Up Party, or if the Lock-Up Party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust, (iv) to a partnership, limited liability company or other entity of which the Lock-Up Party and its immediate family are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv) above, (vi) if the Lock-Up Party or its affiliate is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the U.S. Securities Act) of the Lock-Up Party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the Lock-Up Party or affiliates of the Lock-Up Party or (B) as part of a distribution to members or shareholders of the Lock-Up Party, (vii) by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement, (viii) to the Company from an employee of the Company upon death, disability or termination of employment, in each case, of such employee, (ix) as part of a sale of the Lock-Up Party’s or its affiliate’s Lock-Up Securities acquired in open market transactions after the Closing Date, (x) in connection with the vesting, settlement, or exercise of restricted stock units, options, warrants or other rights to purchase Lock-Up Securities existing as of the date hereof (including, in each case, by way of “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement, or exercise of such restricted stock units, options, warrants or rights, provided that any such Lock-Up Securities received upon such exercise, vesting or settlement shall be subject to the terms of the Lock-Up Agreement, and provided further that any such restricted stock units, options, warrants or rights are held by the Lock-Up Party pursuant to an agreement or equity awards granted under a stock incentive plan or other equity award plan, each such agreement or plan which is described in the Registration Statement, this Prospectus Supplement and the accompanying Shelf Prospectus or (xi) pursuant to a bona fide third-party tender offer, take-over bid, merger, plan of arrangement, consolidation, amalgamation or other similar transaction that is approved by the Company’s board of directors and made to all shareholders of the Company involving a change of control of the Company; provided that in the event that such tender offer, take-over bid, merger, plan of arrangement, consolidation, amalgamation or other similar transaction is not completed, the Lock-Up Party’s Lock-Up Securities shall remain subject to the provisions of the Lock-Up Agreement; (b) grant pledges or security interests on the Lock-Up Securities, provided that the pledgee or beneficiary of the security interest agrees in writing for the benefit of the Underwriters to be bound by the terms of the Lock-Up Agreement for the remainder of its term; (c) exercise outstanding options, settle restricted stock units or other equity awards or exercise warrants pursuant to plans described in the Registration Statement, this Prospectus Supplement and the accompanying Shelf Prospectus; provided that any Lock-Up Securities received upon such exercise, vesting or settlement shall be subject to the terms of the Lock-Up Agreement; and (d) sell the Offered Shares to be sold by the Lock-Up Party pursuant to the terms of the Underwriting Agreement.
The Representatives, in their sole joint discretion, may release the Common Shares subject to any of the Lock-Up Agreements, in whole or in part at any time.
The outstanding Common Shares are listed and posted for trading on the TSX and the NYSE under the trading symbol “MDA”. On July 8, 2026, the last trading day before the filing of this Prospectus Supplement, the closing prices of the Common Shares on the TSX and the NYSE were C$54.90 and US$38.67, respectively. The Company has applied to list the Offered Shares and the Additional Shares, if the Over-Allotment Option is exercised, on the TSX and the NYSE. Listing is subject to the Company fulfilling all of the listing requirements of the TSX and the NYSE, respectively. The TSX has conditionally approved the listing of the Offered Shares and the Additional Shares.
The Underwriters propose to offer the Offered Shares initially at the Offering Price. After a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Offered Shares remaining unsold. Any such reduction will not affect the proceeds received by the Company. The compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the gross proceeds to be paid by the Underwriters to the Company.
Pursuant to the rules and policy statements of certain securities regulatory authorities, the Underwriters may not, throughout the period of distribution under this Prospectus Supplement, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions. These exceptions include a bid or purchase permitted under the rules of applicable Canadian regulatory authorities and the TSX including the Universal Market Integrity Rules for Canadian Marketplaces administered by the Canadian Investment Regulatory Organization relating to market stabilization and market-balancing activities and a bid or purchase made on behalf of a client where the client’s order was not solicited, or if the order was solicited, the solicitation occurred prior to the commencement of the applicable restricted period. Subject to applicable laws, the Underwriters may, in connection with this Offering, over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market, including: stabilizing transactions; short sales; purchases to cover positions created by short sales; imposition of penalty bids; and syndicate covering transactions. Such transactions, if commenced, may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on the TSX, the NYSE or otherwise. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or delaying a decline in the market price of the Common Shares while the Offering is in progress. Short sales involve the sale by the Underwriters of a greater number of Common Shares than they are required to purchase in the Offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount.
The Underwriters may close out any covered short position either by exercising the Over-Allotment Option, in whole or in part, or by purchasing Common Shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of the Common Shares available for purchase in the open market compared with the price at which they may purchase Common Shares through the Over-Allotment Option. If, following the closing of the Offering, the market price of the Common Shares decreases, the short position created by the over-allocation position in the Common Shares may be filled through purchases in the open market, creating upward pressure on the price of the Common Shares. If, following the closing of the Offering, the market price of Common Shares increases, the over-allocation position in the Common Shares may be filled through the exercise of the Over-Allotment Option.
The Underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market that could adversely affect investors who purchase in the Offering. Any naked short position would form part of the Underwriters’ over-allocation position. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position resulting from any covered short sales or naked short sales will acquire such Common Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.
Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. It is expected that the Company will arrange for the instant deposit of the Offered Shares by the Underwriters under the book-based system of registration, to be registered to DTC and deposited with DTC on the Closing Date, or as otherwise may be agreed to among the Company and the Underwriters. The Company may alternatively arrange for the electronic deposit of the Offered Shares distributed under the Offering under the book-based system of registration, to be registered in the name of CDS or its nominee and deposited with CDS on the Closing Date. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriter or other registered dealer from or through whom a beneficial interest in the Offered Shares is purchased.
It is expected that delivery of the Offered Shares will be made against payment therefor on or about July 14, 2026, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the U.S. Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the shares of our Common Shares prior to the first business day before the settlement date will be required, by virtue of the fact that the Offered Shares initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Offered Shares who wish to trade such shares prior to the first business day before the settlement date should consult their own advisors.
Conflicts of Interest
In addition, the Company may be considered a “connected issuer” of certain Underwriters within the meaning of National Instrument 33-105 — Underwriting Conflicts for the purposes of applicable Canadian securities legislation. See “Relationship Between the Company and Certain Underwriters”.

Sales Outside the U.S. and Canada
No action has been taken in any jurisdiction (except in the U.S. and Canada) that would permit a public offering of our Common Shares, or the possession, circulation or distribution of this Prospectus Supplement or any other material relating to us or our Common Shares in any jurisdiction where action for that purpose is required. Accordingly, the Common Shares may not be offered or sold, directly or indirectly, and neither this Prospectus Supplement nor any other offering material or advertisements in connection with our Common Shares may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.
The underwriters may arrange to sell the Common Shares offered hereby in certain jurisdictions outside the U.S. and Canada, either directly or through affiliates, where it is permitted to do so.
European Economic Area
In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no Common Shares have been offered or will be offered pursuant to the offering to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Common Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that the Common Shares may be offered to the public in that Relevant Member State at any time:
(a)
to any qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of our Common Shares shall require us and/or any Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation, supplement a prospectus pursuant to Article 23 of the Prospectus Regulation or publish an Annex IX document pursuant to Article 1(4) of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to our Common Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our Common Shares to be offered so as to enable an investor to decide to purchase our Common Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Each person in a Relevant Member State who receives any communication in respect of, or who acquires any Common Shares under the Offering will be deemed to have represented, warranted and agreed to and with each of the Underwriters and their affiliates and us that:
(a)
it is a qualified investor within the meaning of the Prospectus Regulation; and

(b)
in the case of any Common Shares acquired by it as a financial intermediary, as that term is used in Article 5(1) of the Prospectus Regulation, (i) the Common Shares acquired by it in this Offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the Representatives has been given to the offer or resale or (ii) where the Common Shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those Common Shares to it is not treated under the Prospectus Regulation as having been made to such persons.

We, the Underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, warranty and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the Representatives of such fact in writing may, with the prior consent of the Representatives, be permitted to acquire Common Shares in this Offering.
United Kingdom
This Prospectus Supplement and any other material in relation to the Common Shares described herein are only being distributed to, and are only directed at, and any investment or investment activity to which this Prospectus Supplement relates is available only to, and will be engaged in only with (i) persons having professional experience in matters relating to investments who fall within the definition of investment professionals in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the FPO; (ii) high net worth entities falling within Article 49(2)(a) to (d) of the FPO; (iii) persons who are outside the United Kingdom; or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue or sale of any Common Shares may otherwise lawfully be communicated or caused to be communicated, (all such persons together being referred to as “Relevant Persons”). The Common Shares are only available in the United Kingdom to, and any invitation, offer or agreement to purchase or otherwise acquire the Common Shares will be engaged in only with, Relevant Persons. This Prospectus Supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this Prospectus Supplement or any of its contents.
No Common Shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom except that the Common Shares may be offered to the public in the United Kingdom at any time:
(a)
where (i) the offer is conditional on the admission of the Common Shares to trading on the London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(a) of Schedule 1 of the POATR); or (ii) the Common Shares being offered are at the time of the offer already admitted to trading on the London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(b) of Schedule 1 of the POATR);

(b)
to any qualified investor as defined in paragraph 15 of Schedule 1 of the POATR;

(c)
to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 of the POATR), subject to obtaining the prior consent of the Representatives for any such offer; or

(d)
in any other circumstances falling within Part 1 of Schedule 1 of the POATR.

For the purposes of this provision, the expression an “offer to the public” in relation to the Common Shares in the United Kingdom means the communication to any person which presents sufficient information on: (a) the Common Shares to be offered; and (b) the terms on which they are to be offered, to enable an investor to decide to buy or subscribe for any Common Shares, and the expression “POATR” means the Public Offers and Admissions to Trading Regulations 2024.
Each person in the United Kingdom who receives any communication in respect of, or who acquires any Common Shares under the Offering contemplated hereby will be deemed to have represented, warranted and agreed to and with each of the Underwriters and their affiliates and us that:
(a)
it meets the criteria outlined in this section; and

(b)
in the case of any Common Shares acquired by it as a financial intermediary, as that term is used in paragraph 4 of regulation 7 of the POATR, (i) the Common Shares acquired by it in this Offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in the United Kingdom other than qualified investors, as that term is defined in the POATR or (ii) where the Common Shares have been acquired by it on behalf of persons in the United Kingdom other than qualified investors, the offer of those Common Shares to it is not treated under the POATR as having been made to such persons.

We, the Underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, warranty and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the Representatives of such fact in writing may, with the prior consent of the Representatives, be permitted to acquire Common Shares in this Offering.
Dubai International Financial Centre
This Prospectus Supplement relates to an Exempt Offer in accordance with the Markets Law, DIFC Law No. 1 of 2012, as amended. This Prospectus Supplement is intended for distribution only to persons of a type specified in the Markets Law, DIFC Law No. 1 of 2012, as amended. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority (“DFSA”) has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this Prospectus Supplement nor taken steps to verify the information set forth herein and has no responsibility for the Prospectus Supplement. The Common Shares to which this Prospectus Supplement relate may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Common Shares offered should conduct their own due diligence on the Common Shares. If you do not understand the contents of this Prospectus Supplement you should consult an authorized financial advisor.
In relation to its use in the DIFC, this Prospectus Supplement is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the Common Shares may not be offered or sold directly or indirectly to the public in the DIFC.
Hong Kong
The Common Shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder or (ii) in other circumstances which do not result in the document being a “prospectus” (as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the Common Shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Common Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Singapore
This Prospectus Supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus Supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Common Shares may not be circulated or distributed, nor may the Common Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the Common Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

the securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Common Shares pursuant to an offer made under Section 275 of the SFA except:
(a)
to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(c)(ii) of the SFA;

(b)
where no consideration is or will be given for the transfer;

(c)
where the transfer is by operation of law;

(d)
as specified in Section 276(7) of the SFA; or

(e)
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Japan
The Common Shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the Common Shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Australia
This Prospectus Supplement:
(a)
does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

(b)
has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

(c)
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The Common Shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the Common Shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any Common Shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the Common Shares, you represent and warrant to us that you are an Exempt Investor.
As any offer of Common Shares under this Prospectus Supplement will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the Common Shares you undertake to us that you will not, for a period of 12 months from the date of issue of the Common Shares, offer, transfer, assign or otherwise alienate those Common Shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Switzerland
This Prospectus Supplement does not constitute an offer to the public or a solicitation to purchase or invest in any Common Shares. No Common Shares have been offered or will be offered to the public in Switzerland, except that offers of Common Shares may be made to the public in Switzerland at any time under the following exemptions under the Swiss Financial Services Act (“FinSA”):
(a)
to any person which is a professional client as defined under the FinSA;

(b)
to fewer than 500 persons (other than professional clients as defined under the FinSA), subject to obtaining the prior consent of the Representatives for any such offer; or

(c)
in any other circumstances falling within Article 36 FinSA in connection with Article 44 of the Swiss Financial Services Ordinance,

provided that no such offer of Common Shares shall require the Company or any Underwriter to publish a prospectus pursuant to Article 35 FinSA.
The Common Shares have not been and will not be listed or admitted to trading on a trading venue in Switzerland.
Neither this Prospectus Supplement nor any other offering or marketing material relating to the Common Shares constitutes a prospectus as such term is understood pursuant to the FinSA and neither this Prospectus Supplement nor any other offering or marketing material relating to the Common Shares may be publicly distributed or otherwise made publicly available in Switzerland.
Taiwan
The Common Shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate this offering and sale of the Common Shares in Taiwan.
United Arab Emirates
The Common Shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this Prospectus Supplement does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This Prospectus Supplement has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, the Financial Services Regulatory Authority or the Dubai Financial Services Authority.
RELATIONSHIP BETWEEN THE COMPANY AND CERTAIN UNDERWRITERS
The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the Underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the Company and to persons and entities with relationships with the Company, for which they received or will receive customary fees and expenses.

Specifically, a bank affiliate of each of BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and Merrill Lynch Canada Inc. is a lender (collectively, the “Lenders”) under a second Amended and Restated Credit Agreement dated as of November 25, 2025 (the “Credit Agreement”) between, inter alios, the Company’s wholly-owned subsidiary, Neptune Operations Ltd. (as borrower), the Company (as guarantor) and The Bank of Nova Scotia (as administrative agent), providing for a credit facility in an aggregate principal amount of C$700 million with an optional accordion (at the sole discretion of the lenders) to increase the principal amount by C$150 million (the “Syndicated Credit Facility”). Additionally, a bank affiliate of each of BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and Scotia Capital Inc. which has provided both the CLS Acquisition Bridge Facility Commitment and the BCT Secured Financing Commitment each referred to above, as well as the CLS Backstop Commitment and the BCT Backstop Commitment.
Consequently, the Company may be considered a “connected issuer” of BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and Merrill Lynch Canada Inc. under applicable Canadian securities laws. The maturity date for the Syndicated Credit Facility is November 25, 2030. The Syndicated Credit Facility bears interest at a floating rate based on the Canadian dollar prime rate, U.S. dollar base rate, Term CORRA (for Canadian dollar interest periods of one and three months), Daily Compounded CORRA (for Canadian dollars) and Term SOFR (for U.S. dollar interest periods of one, three and six months). As of June 30, 2026, the Company had no loans outstanding under the Syndicated Credit Facility. The Company is in compliance in all material respects with the terms and conditions of the Credit Agreement and no breach of the Credit Agreement has been waived by any of the applicable lenders or their affiliates since the Credit Agreement was entered into as described above. Indebtedness under the Credit Agreement is secured by the material assets of the Company and guarantees provided by certain material subsidiaries of the Company (and the material assets of such subsidiaries). There has been no material change in the financial position of the Company since the Credit Agreement was established outside the normal course of business or except as otherwise publicly disclosed. The decision to offer the Offered Shares hereunder was made independently of the Lenders and the Lenders had no influence as to the determination of the terms of the Offering. The terms and conditions of the Offering were established through negotiations between the Company and the Underwriters, without involvement of the Lenders. The Underwriters will derive no direct benefit from the Offering other than their respective share of the Underwriters’ Fee.
In the ordinary course of their various business activities, the Underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the Company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Company. The Underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
In the opinion of Goodmans LLP, Canadian counsel to the Company, and Osler, Hoskin & Harcourt LLP, Canadian counsel to the Underwriters, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to a holder who acquires as beneficial owner Common Shares pursuant to this Offering and who, for the purposes of the Tax Act and at all relevant times, (i) holds Common Shares as capital property, (ii) deals at arm’s length with the Company and the Underwriters and (iii) is not affiliated with the Company (a “Holder”). Generally, the Common Shares will be considered to be capital property to a Holder unless they are held or acquired or deemed to be held or acquired in the course of carrying on a business of trading or dealing in securities or as part of an adventure or concern in the nature of trade.
This summary is based upon the current provisions of the Tax Act and counsel’s understanding of the current administrative and assessing policies and practices of the Canada Revenue Agency published in writing prior to the date hereof. The summary also takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or administrative action or interpretation, nor does it address any provincial, territorial or foreign tax considerations.
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations are made concerning the income tax consequences to any particular Holder or prospective Holder. Accordingly, Holders are urged to consult with their own tax advisors about the specific tax consequences to them of acquiring, holding and disposing of Common Shares.
Currency Conversion
For purposes of the Tax Act, all amounts relevant in computing the income, taxable income and taxes payable by a Holder, including the cost and adjusted cost base of Common Shares, must be determined in Canadian dollars based on the exchange rate quoted by the Bank of Canada on the relevant date (or, if there is no such rate quoted for the relevant date, the closest preceding date for which such a rate is quoted) or such other rate of exchange that is acceptable to the Minister of National Revenue.
Residents of Canada
This portion of the summary is generally applicable to a Holder who, at all relevant times, for the purposes of the Tax Act, and any applicable income tax treaty or convention, is, or is deemed to be, resident in Canada (“Resident Holder”). Certain Resident Holders whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, make the irrevocable election pursuant to subsection 39(4) of the Tax Act to have their Common Shares, and every other “Canadian security”, as defined in the Tax Act, owned by such Resident Holders in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and advisable in their own circumstances.
This portion of the summary is not applicable to a Holder: (i) that is a “financial institution” as defined in the Tax Act (including for the purpose of the mark-to-market rules); (ii) that is a “specified financial institution,” as defined in the Tax Act; (iii) an interest in which would be a “tax shelter investment” as defined in the Tax Act; (iv) that has elected or elects under the functional currency rules in the Tax Act to report its “Canadian tax results” as defined in the Tax Act in a currency other than Canadian currency; (v) that is exempt from tax under Part I of the Tax Act; (vi) that has entered or enters into a “derivative forward agreement” or a “synthetic disposition arrangement,” each as defined in the Tax Act, with respect to the Common Shares; or (vii) that receives dividends on the Common Shares under or as part of a dividend rental arrangement. Such Holders should consult their own tax advisors having regard to their own particular circumstances.

Additional considerations, not discussed herein, may be applicable to a Resident Holder that is a corporation resident in Canada and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or series of transactions or events that includes the acquisition of Common Shares, controlled by a non-resident person or, if no single non-resident person has control, by a group of non-resident persons that do not deal with each other at arm’s length, for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Resident Holders should consult their own tax advisors with respect to the consequences of acquiring Common Shares.
Dividends on Common Shares
Dividends received (or deemed to be received) on a Common Share by a Resident Holder who is an individual (other than certain trusts) will be included in computing such Resident Holder’s income for the taxation year and will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of dividends designated by the Company as “eligible dividends”. There may be limitations on the ability of the Company to designate dividends as “eligible dividends”. Dividends received (or deemed to be received) by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult with their own tax advisors in this regard.
Dividends received (or deemed to be received) on a Common Share by a Resident Holder that is a corporation will be included in computing such Resident Holder’s income for the taxation year and will generally be deductible in computing its taxable income for that taxation year. In certain circumstances a dividend received (or deemed to be received) by a Resident Holder that is a corporation may be deemed to be proceeds of disposition or a capital gain pursuant to subsection 55(2) of the Tax Act.
A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, generally will be liable to pay an additional tax under Part IV of the Tax Act on dividends received (or deemed to be received) on Common Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year. Such additional tax may be refundable in certain circumstances. Resident Holders that are corporations should consult with their own tax advisors having regard to their particular circumstances.
Dispositions of Common Shares
Upon a disposition, or a deemed disposition, of a Common Share (other than to the Company, unless purchased by the Company in the open market in the manner in which Common Shares are normally purchased by any member of the public in the open market), a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Share to the Resident Holder immediately before the disposition or deemed disposition. For this purpose, the adjusted cost base to a Resident Holder of a Common Share will be determined at any particular time by averaging the cost of such share with the adjusted cost base of all other Common Shares owned by the Resident Holder as capital property at that time. The Resident Holder’s cost for the purposes of the Tax Act of Common Shares generally will include all amounts paid or payable by the Resident Holder for the Common Shares, subject to certain adjustments under the Tax Act. Such capital gain (or capital loss) will be subject to the treatment described below under “— Taxation of Capital Gains and Capital Losses”.
Taxation of Capital Gains and Capital Losses
Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder for a taxation year must be included in computing the Resident Holder’s income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in that taxation year. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act. If the Resident Holder is a corporation, any such capital loss realized on the sale of a Common Share may be reduced by the amount of any dividends which have been received (or deemed to be received) by the Resident Holder on such Common Share to the extent and in circumstances prescribed by the Tax Act. Similar rules may apply where a corporation or trust is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly through a partnership or a trust. Such Resident Holders should consult their own tax advisors.
Taxable capital gains realized by a Resident Holder who is an individual (including certain trusts) may give rise to alternative minimum tax depending on the Resident Holder’s circumstances.
A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act), or that is or is deemed to be a “substantive CCPC” (as defined in the Tax Act) at any time in the relevant taxation year, may be liable to pay a refundable tax on its “aggregate investment income”, including taxable capital gains.
Non-Resident Holders
This portion of the summary is generally applicable to a Holder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty or convention: (i) is not, and is not deemed to be, resident in Canada, and (ii) does not and will not use or hold, and is not and will not be deemed to use or hold, the Common Shares in connection with, or in the course of carrying on, a business or part of a business in Canada (a “Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that carries on an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.
Dividends on Common Shares
A dividend paid or credited, or deemed to be paid or credited, on a Common Share to a Non-Resident Holder will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, the rate of withholding tax applicable to a dividend paid on a Common Share to a Non-Resident Holder who is a resident of the United States for purposes of the Canada-United States Income Tax Convention (1980), as amended (the “Convention”), beneficially owns the dividend, and is fully entitled to the benefits of the Convention, generally will be reduced to 15% (or 5% in the case of a resident of the United States that is a corporation beneficially owning at least 10% of the Company’s voting shares). Non-Resident Holders should consult their own tax advisors having regard to their particular circumstances.
Dispositions of Common Shares
A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of a Common Share, unless the Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the time of disposition, and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.
Generally, a Common Share will not constitute taxable Canadian property to a Non-Resident Holder at any particular time provided that the Common Share is listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSX and the NYSE), unless at any time during the 60-month period immediately preceding such time: (a) at least 25% or more of the issued shares of any class or series of the capital stock of the Company was owned by or belonged to any combination of (x) the Non-Resident Holder, (y) persons with whom the Non-Resident Holder did not deal at arm’s length (for the purposes of the Tax Act), and (z) partnerships in which the Non-Resident Holder or a person described in (y) holds a membership interest directly or indirectly through one or more partnerships; and (b) more than 50% of the fair market value of the Common Share was derived, directly or indirectly, from one, or any combination of, real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act) or options in respect of, or interests in, or for civil law rights in, any such property (whether or not such property exists).
Notwithstanding the foregoing, a Common Share may be deemed to be “taxable Canadian property” in certain circumstances set out in the Tax Act. If the Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the time of disposition, and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident, the consequences above under “Residents of Canada — Dispositions of Common Shares” and “Residents of Canada — Taxation of Capital Gains and Capital Losses” will generally apply. Non-Resident Holders whose Common Shares may constitute taxable Canadian property to them should consult their own tax advisors regarding their particular circumstances.
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion describes certain U.S. federal income tax consequences relating to the ownership and disposition of Common Shares by U.S. Holders (as defined herein). This discussion applies to U.S. Holders that purchase Common Shares pursuant to this Offering and hold such Common Shares as capital assets (generally, assets held for investment purposes). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, published administrative and judicial interpretations thereof and the Convention, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, governmental organizations, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold Common Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, persons who acquired Common Shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services, and partnerships (or arrangements treated as partnerships for U.S. federal income tax purposes) and other pass-through entities, and investors in such partnerships or other pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. non-income tax consequences such as federal estate, gift, Medicare contribution tax or alternative minimum tax consequences or the requirements of Section 451 of the Code with respect to conforming the timing of income accruals to financial statements. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.
As used in this discussion, the term “U.S. Holder” means a beneficial owner of Common Shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.
If an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences relating to an investment in the Common Shares will depend in part upon the status and activities of such entity or arrangement and the particular partner or owner. Any such entity or arrangement should consult its tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners or owners of the ownership and disposition of Common Shares.

The information set forth below is of a general nature only and is not intended to be tax advice. Each prospective investor should consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. income and other tax considerations relevant to the ownership and disposition of Common Shares in light of its particular circumstances.
Passive Foreign Investment Company Consequences
If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the ownership and disposition of the Common Shares. In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income is “passive income”, or (2) at least 50% of the value of its assets, generally determined based on a quarterly average, is attributable to assets that produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash and cash equivalents, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.
Based on the nature of our income and the value and composition of our assets, we do not believe we were a PFIC for the taxable year ended December 31, 2025 and do not expect to be a PFIC for the foreseeable future. However, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year. For instance, because the calculation of the value of our assets may be based in part on the value of our Common Shares, which may fluctuate considerably, we may be a PFIC in the current or future taxable years if the value of our Common Shares declines. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status.
If we are a PFIC in any taxable year during which a U.S. Holder owns Common Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) distributions paid during a taxable year to the extent that they are greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the Common Shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the Common Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on any such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for Common Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.
If we are a PFIC for any year during which a U.S. Holder holds Common Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the Common Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the Common Shares. If the election is made, the U.S. Holder will be deemed to sell the Common Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Common Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.
If we are a PFIC for any taxable year during which a U.S. Holder holds Common Shares and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the

PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisor regarding the application of the PFIC rules to our non-U.S. subsidiaries.
If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized with respect to Common Shares if such U.S. Holder makes a valid “mark-to-market” election for our Common Shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Marketable stock generally is stock in a PFIC that is “regularly traded” on a “qualified exchange.” Generally speaking, stock is “regularly traded” if the stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Generally speaking, a “qualified exchange” is a securities exchange that is registered with the SEC or a non-U.S. securities exchange that satisfies certain requirements. The NYSE is treated as a “qualified exchange” and we believe that the TSX should also be treated as a “qualified exchange.” As a result, provided that the Common Shares are “regularly traded” on one or both exchanges, a U.S. Holder should be permitted to make a mark-to-market election for the Common Shares. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of Common Shares held at the end of such U.S. Holder’s taxable year over the adjusted tax basis of such Common Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Common Shares over their fair market value at the end of the U.S. Holder’s taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in Common Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of Common Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.
A mark-to-market election will not apply to Common Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may own or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may own or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for the Common Shares.
The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid QEF election. At this time we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, and therefore prospective investors should assume that a QEF election will not be available.
Each U.S. person that owns stock in a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.
In addition, non-corporate U.S. Holders will not be eligible for taxation at reduced long-term capital gains rates on any dividends received from us (as discussed below under “— Distributions”) if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.
The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the ownership and disposition of Common Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Common Shares and the IRS information reporting obligations with respect to the ownership and disposition of Common Shares.
Distributions
Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to Common Shares generally will be required to include the gross amount of such distribution (before reduction for any Canadian withholding taxes withheld therefrom) in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Common Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Common Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on Common Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.
Dividends paid by a “qualified foreign corporation” to non-corporate U.S. Holders are eligible for taxation at reduced long-term capital gains rates rather than the marginal tax rates generally applicable to ordinary income, provided that certain conditions are met.
A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for these purposes and which includes an exchange of information provision, or (b) with respect to any dividend it pays on shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the Convention, which the IRS has determined is satisfactory for purposes of the qualified dividend rules and includes an exchange of information provision. Further, the Offered Shares will generally be considered to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as we intend the Offered Shares to be. Therefore, subject to the discussion above under “— Passive Foreign Investment Company Consequences”, if we are eligible for the benefits of the Convention, or if the Offered Shares are to be treated for applicable U.S. federal income tax purposes as readily tradable on an established securities market in the United States, dividends paid on the Offered Shares will generally be “qualified dividend income” in the hands of non-corporate U.S. Holders, provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions. Each non-corporate U.S. Holder is advised to consult its tax advisor regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.
As discussed above, dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. A U.S. Holder may be eligible, subject to complex limitations, to claim a foreign tax credit with respect to any Canadian withholding taxes imposed on dividends received on Common Shares (at a rate not exceeding the applicable Convention rate, in the case of a U.S. Holder eligible for the benefits of the Convention). The rules governing the foreign tax credit are complex. A prospective investor should consult its tax advisor regarding the availability of a foreign tax credit or the possibility of a deduction in lieu of a foreign tax credit in light of its particular circumstances.
Any dividends paid in Canadian dollars will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such Canadian dollars are in fact converted into U.S. dollars on such date. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the Canadian dollars so received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Canadian dollars will generally be treated as ordinary income or loss to such U.S. Holder and will generally be income or loss from sources within the United States for U.S. foreign tax credit purposes.

Sale, Exchange or Other Disposition of Common Shares
Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of Common Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Common Shares, both determined in U.S. dollars. Such capital gain or loss generally will be long-term capital gain or loss if, on the date of sale, exchange or other disposition, the Common Shares were held by the U.S. Holder for more than one year. Long-term capital gains of a non-corporate U.S. Holder are taxable at reduced rates. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale, exchange or other disposition of Common Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.
Information Reporting and Backup Withholding
U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in Common Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.
Distributions on, and proceeds from the sale, exchange or other disposition of, Common Shares may be reported to the IRS and subject to the U.S. information reporting rules unless the U.S. Holder establishes a basis for exemption. In addition, backup withholding (currently at a rate of 24%) may apply to amounts subject to reporting if the holder fails to provide an accurate U.S. taxpayer identification number and certain certifications or otherwise establish a basis for exemption. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.
U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them in light of their own circumstances.
EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

PRIOR SALES
The following table sets forth the details regarding all issuances of Common Shares and securities that are convertible or exchangeable into Common Shares during the 12-month period preceding the date of this Prospectus Supplement.
Date of Issuance	Type of Security	Number of Securities Issued	Issuance / Exercise Price per Security (C$)
July 2025	Common Shares	54,065(1)	$6.00 – $15.36
August 2025	Common Shares	1,209,280(1)	$6.00 – $26.88
August 22, 2025	Common Shares	1,611(2)	$8.49
September 2025	Common Shares	174,787(1)	$9.60 – $14.00
September 9, 2025	Common Shares	24,353(2)	$7.4542
September 19, 2025	Restricted Share Units	161,789(3)	$31.9789
September 19, 2025	Performance Share Units	2,575(3)	$31.9789
September 23, 2025	Common Shares	22,570(2)	$16.5008
September 24, 2025	Deferred Share Units	11,678(3)	$32.4441
September 24, 2025	Common Shares	14,555(2)	$31.9789
October 20, 2025	Common Shares	1,595(2)	$6.9000
January 2026	Common Shares	138,395(1)	$6.00 – $15.36
February 2026	Common Shares	29,000(1)	$6.00 – $9.60
March 2026	Restricted Share Units	347,946(3)	$43.36 – $44.28
March 2026	Performance Share Units	143,033(3)	$44.28
March 2026	Deferred Share Units	18,556(3)	$43.36 – $44.28
March 2026	Common Shares	113,497(1)	$9.60 – $15.36
March 2026	Common Shares	446,892(2)	$7.15 – $31.98
March 2026	Common Shares	215,237(4)	$7.15 – $10.18
March 2026	Common Shares	11,180,136	US$30.50
April 2026	Common Shares	50,155(1)	$9.60 – $15.36
April 2026	Common Shares	41,427(5)	$5.89 – $44.28
May 2026	Common Shares	5,640(5)	$8.44 – $10.36
May 2026	Common Shares	159,335(1)	$9.60 – $16.80
May 2026	Common Shares	8,189(2)	$6.80
June 2026	Common Shares	139,265(1)	$6.00 – $21.65

Notes:
(1)
Issued pursuant to the exercise of vested options.

(2)
Issued pursuant to the settlement of vested restricted share units.

(3)
Issued pursuant to the Company’s Second Amended and Restated Omnibus Equity Incentive Plan dated February 27, 2024.

(4)
Issued pursuant to the settlement of vested performance share unit. Each performance share unit vested at a performance factor of 200%.

(5)
Issued pursuant to the settlement of deferred share units held by former members of the board of directors.

TRADING PRICE AND VOLUME
The Common Shares are listed and posted for trading on the TSX and the NYSE under the symbol “MDA”. The following table shows the monthly range of high and low prices per Common Share and total monthly volumes traded on the TSX and NYSE for the 12-month period prior to the date of this Prospectus Supplement.
	Common Shares – TSX			Common Shares – NYSE
2025	High (C$)	Low (C$)	Volume	High (US$)	Low (US$)	Volume
July	45.10	34.86	11,696,053	—	—	—
August	48.31	41.49	13,961,167	—	—	—
September	44.81	30.57	24,390,188	—	—	—
October	38.59	26.66	17,644,919	—	—	—
November	28.54	20.85	19,764,032	—	—	—
December	27.58	22.69	20,152,238	—	—	—
2026
January	41.43	26.84	24,212,428	—	—	—
February	40.58	33.15	14,963,222	—	—	—
March	46.27	32.42	31,978,010	33.73	23.24	2,790,442
April	50.98	34.53	23,294,275	36.99	24.44	2,794,280
May	67.90	40.78	25,867,323	49.29	29.96	3,283,309
June	61.49	49.78	27,956,211	44.40	35.10	6,295,256
July 1 to July 8	60.45	54.16	4,088,930	42.47	38.23	1,279,486
LEGAL MATTERS
Certain legal matters relating to the Offering will be passed upon on our behalf by Goodmans LLP with respect to Canadian legal matters and Skadden, Arps, Slate, Meagher & Flom LLP with respect to U.S. legal matters, and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP with respect to Canadian legal matters and Simpson Thacher & Bartlett LLP, New York, New York with respect to U.S. legal matters. As at the date of this Prospectus Supplement, the partners and associates of each of Goodmans LLP and Osler, Hoskin & Harcourt LLP beneficially own, directly and indirectly, less than one percent of our outstanding securities or other property, or that of our affiliates.
AUDITORS, TRANSFER AGENT AND REGISTRAR
The auditors of the Company are KPMG LLP, Chartered Professional Accountants, 100 New Park Place, Suite 1400, Vaughan, Ontario, L4K 0J3. KPMG LLP have confirmed that they are (i) independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and (ii) an independent registered public accounting firm with respect to the Company within the meaning of the U.S. Securities Act, the applicable rules and regulations adopted thereunder by the SEC and the Public Company Accounting Oversight Board (United States).
The transfer agent and registrar of the Company in Canada is TSX Trust Company at its principal office in Toronto, Ontario and in the United States is Continental Stock Transfer and Trust Company at its principal office in New York, New York.
Enforcement of Civil Liabilities
Certain of our operations and assets are located outside the United States, and certain of our officers, directors and shareholders, reside outside of the United States.
The Company has appointed an agent for service of process in the United States. It may be difficult for investors who reside in the United States to effect service of process in the United States upon the Company, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or its directors and officers. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.
The Company filed with the SEC, concurrently with the Registration Statement of which this Prospectus Supplement forms a part, an appointment of agent for service of process on Form F-X. Under Form F-X, the Company appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving MDA Space in a United States court arising out of or related to or concerning the offering of securities under this Prospectus Supplement.
Certain of our operations and assets are also located outside of Canada, and certain of our officers, directors and shareholders, reside outside of Canada.

SCHEDULE A
INVESTOR PRESENTATION
(See attached)

ACQUISITION OF COLLECTE LOCALISATION SATELLITES Accelerating our position as a global space leader July 2026

DISCLAIMER Cover Page A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. The final base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents are accessible through SEDAR+. A registration statement (including a base shelf prospectus and prospectus supplement) has been filed with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this presentation relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of any of the documents may be obtained, without charge, if you request them in Canada from BMO Nesbitt Burns Inc., Brampton Distribution Centre c/o The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca or from RBC Dominion Securities Inc., Attention: Distribution Centre, 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2 or by email at distribution.rbcds@rbccm.com or in the United States by contacting BMO Capital Markets Corp., Attention: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at 800-414-3627 or by email at bmoprospectus@bmo.com or from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention: Equity Syndicate, Phone: 877-822-4089, email: equityprospectus@rbccm.com. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

DISCLAIMER The information contained in this presentation does not purport to be all-inclusive or contain all information that readers may require. Prospective investors are encouraged to conduct their own analysis and review of MDA Space Ltd. (“MDA Space”, “MDA” or the “Company”) and its subsidiaries and of the information contained in this presentation. Statements in this presentation are made only as of the date of this presentation, unless otherwise stated and the information in this presentation remains subject to change without notice. To the maximum extent permitted by law, no responsibility or liability is assumed by the Company or any of its affiliates and the directors, officers, employees, associates, advisers and agents for updating any information in this presentation or to inform any recipient of any new or more accurate information or any errors or mis-descriptions of which they may become aware. This presentation and the information contained herein remain the property of the Company. This presentation is qualified in its entirety by reference to, and must be read in connection with, the information contained in the base shelf prospectus, the applicable prospectus supplements of the Company relating to the securities offered, the information included or incorporated by reference therein, and any amendment to the documents before making an investment decision, including the risk factors contained in those documents. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company, nor shall there be any sale of such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No representations or warranties, express or implied, have been made as to the accuracy or completeness of the information in this presentation. The information in this presentation should not be relied on in connection with, or act as any inducement in relation to, any investment decision. To the maximum extent permitted by law, the Company and its affiliates and the directors, officers, employees, associates, advisers and agents of any of the foregoing each expressly disclaim any and all liability, including, without limitation, any liability arising out of fault or negligence, for any loss arising from the use of or reliance on information contained in this presentation including representations or warranties or in relation to the accuracy or completeness of the information, statements, opinions, forecasts, reports or other matters, express or implied, contained in, arising out of or derived from, or for omissions from, this presentation including, without limitation, any financial information, any estimates or projections and any other financial information derived therefrom. Forward-Looking Statements Certain information contained in this presentation, including any information relating to the Company’s future financial or operating performance, are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “forward-looking information”). Forward-looking information generally is identified by words such as “intend,” “plan,” “may,” “should,” “will,” “project,” “estimate,” “anticipate,” “believe,” “expect,” “continue,” “potential,” “opportunity,” “predict,” “forecast,” “target,” “seek,” “could,” “would” and similar expressions, or the negatives thereof. Such forward-looking information includes, but is not limited to, information with respect to the Company’s objectives and strategies to achieve these objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates, intentions and views of future events, including statements regarding the proposed acquisitions, the anticipated timing for the closing of the acquisitions, the anticipated benefits, synergies and growth opportunities expected to result from the acquisitions, any projected, estimated or forecasted financial information presented in connection therewith, and our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects, financial targets or outlook, intentions, opportunities and the markets in which we operate, is forward-looking information. The Company has based the forward-looking information on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. There can be no assurance that: (i) the acquisitions will be completed on the anticipated timeline, or at all, and the closing of the acquisitions may be delayed or may not occur within the anticipated timeframe or at all; (ii) the conditions to the closing of the acquisitions will be satisfied, including the receipt of all required regulatory, governmental and third-party approvals, and the failure to obtain any such approvals or satisfy any such conditions could delay or prevent the closing of the acquisitions; (iii) any projected, estimated or forecasted financial information presented in connection with the acquisitions will be achieved, as such projections are based on assumptions that may prove to be incorrect, and actual results may differ materially from those projected, estimated or forecasted; and (iv) the anticipated strategic benefits, growth opportunities and synergies described in connection with the acquisitions will be realized as expected, or at all, as such benefits may take longer to realize than anticipated, may be more costly to achieve than expected, or may not be realized at all. Statements containing forward-looking information are based on certain assumptions and analyses made by the Company in light of management’s experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. These assumptions include our ability to maintain and expand the scope of our business; our ability to execute on our growth strategies; the anticipated timing of, and our ability to consummate, the acquisitions on the terms agreed upon, and to realize the anticipated strategic and other benefits from the acquisitions; our ability to realize the expected benefit from any other strategic transactions, such as other acquisitions, divestitures and investments, including any synergies or internal restructuring and improvement efforts; assumptions relating to government support and funding levels for space programs and missions; continued and accelerated growth in the global space economy; the impact of competition; our ability to retain key personnel; our ability to obtain and maintain existing financing on acceptable terms; changes and trends in our industry or the global economy; currency exchange and interest rates; and changes in laws, rules and regulations. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect and there can be no assurance that actual results will be consistent with the forward-looking information.

DISCLAIMERForward-Looking Statements, continuedGiven these risks, uncertainties and assumptions, readers should not place undue reliance on the forward-looking information. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including: uncertain economic, political and geopolitical conditions; catastrophic space events, natural disasters, and other significant disruptions; our business being subject to the policies, priorities, mandates, and funding levels of governmental entities, changes to which may negatively or positively impact it; our contracts with customers subject to being terminated or suspended at any time and government contracts being frequently the subject of formal competitive bidding processes; our ability to comply with changing regulations; any significant disruption in or unauthorized access to our IT networks and related systems or those of third parties that we utilize in our operations, including those relating to cybersecurity or arising from cyber-attacks; the impact of tariffs or other international trade disputes; the loss, failure or performance degradation of RADARSAT-2; a significant portion of our expected revenue over the next several years being expected to continue to be concentrated in a relatively small number of contracts and the loss or reduction in scope of any such contract or the loss of one or more of our largest customers or programs would materially reduce revenue; certain commercial satellite customers being highly leveraged or not fully funded not fulfilling their contractual payment obligations, including repayment obligations if vendor financing is provided; our failure to successfully implement our growth strategy; our reliance on a single supplier or a limited number of suppliers, including indirect suppliers; the inability of these key suppliers to meet our needs and compliance requirements; disruptions in the supply of key raw materials or components and difficulties in the supplier qualification process, as well as increases in prices of raw materials; our operations in various jurisdictions across the world; developing new technology; our products may contain defects or fail to operate in the expected manner; potential contractual liability for errors or defects in our products or systems; our dependency on our ability to attract, train and retain employees; inflation risk; some of our workforce and our suppliers’ workforces being represented by labour unions; our technology may infringe the proprietary rights of third parties; our use of open-source software; our intellectual property may be misappropriated or infringed upon by third parties; we are dependent on data and systems; certain of the products we offer are dependent on data supplied by third parties; the growth of artificial intelligence; regulatory risks; our operations being subject to governmental laws and regulations relating to environmental matters; our international business exposing us to risks relating to increased regulation, and political or economic instability in foreign markets; employees or others acting on our behalf may engage in misconduct or other improper activities; successfully consummating or integrating acquisitions; ongoing liabilities in connection with divestitures; we have significant goodwill and identifiable intangible assets recorded on our balance sheet; we may not receive the full amounts estimated under the contracts in our backlog; our revenue pipeline may not result in firm contracts or realized revenue; fixed price contracts; our cash flow and profitability could be reduced if expenditures are incurred prior to the final receipt of a contract; our ability to obtain additional debt or equity financing or government grants may be limited or difficult to obtain; our indebtedness and other contractual obligations could adversely affect our financial condition; our credit ratings are not conclusive and may be lowered or withdrawn; tax law changes may result in adverse outcomes; we routinely make accounting estimates and judgments; the adoption of new accounting standards or interpretations; epidemics, pandemics or other crises or public health concerns; providing financing of working capital to or on behalf of our customers to remain competitive in certain contracts; future satellites may be subject to construction and launch delays, failures, damage or destruction; our continued growth in the commercial satellite market is dependent on the growth in the sales and development; our business strategy being in part dependent on our ability to formulate corporate alliances with leading companies; estimates on projected growth of the market and industry not being certain; fixed costs; many of our customers having specific security requirements that can change quickly and with little notice; fluctuations in foreign exchange rates; insurance; current or future litigation; classified contracts; information contained in our disclosures proving to be incorrect; growth may place significant demands on our management and infrastructure; we incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies; our safety protocols may not protect against all risks of accidents in the workplace; the Company’s corporate culture; climate change and the global transition to a low carbon economy; claims for indemnification by our directors and officers; we may not realize our anticipated return on capital commitments made to expand our capabilities; negative publicity; our risk management efforts may not be effective; we may incur operating losses in the future; pension and other post-retirement benefit obligations; our by-laws providing that certain actions are required to be litigated in Canada; enforcing judgements against foreign subsidiaries and our non-Canadian resident directors or officers; the satisfaction and timing of the receipt of all required regulatory approvals for the acquisitions, including approval of the TSX and NYSE, among other conditions; our ability to expand our business into new markets and new ventures, including through the acquisitions or other strategic transactions; our ability to manage the risks and control the costs associated with our strategy for the acquisitions; the businesses acquired under the acquisitions may not perform as anticipated; our ability to realize anticipated benefits, synergies or generate revenue, profits or value from the acquisitions into our existing operations; and those risk factors listed under the heading “Risk Factors” in the applicable prospectus supplement and elsewhere in the applicable prospectus supplement, the base shelf prospectus, the Company’s latest Annual Information Form (“AIF”) for the year ended December 31, 2025 and our other filings with the securities regulatory authorities, which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. These factors should not be considered exhaustive and should be read together with the other cautionary statements in this presentation and the documents referred to herein.If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking information prove incorrect, actual results might vary materially from those anticipated in the forward-looking information. Although the Company bases the forward-looking information on assumptions that it believes are reasonable when made, the Company cautions investors that statements containing forward-looking information are not guarantees of future performance and that its actual results of operations, financial condition and liquidity and the development of the industry in which it operates may differ materially from those made in or suggested by the forward-looking information contained in this presentation. Given these risks and uncertainties, investors are cautioned not to place undue reliance on the forward-looking information. Any forward-looking information that is made in this presentation speaks only as of the date of such statement, and the Company undertakes no obligation to update any forward-looking information or to publicly announce the results of any revisions to any of those statements to reflect future events or developments, except as required by applicable securities laws. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

DISCLAIMER Non-IFRS Financial Measures This presentation refers to certain non-IFRS measures. These measures are not recognized measures under IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS), do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Such measures should neither be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS measures, including EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Net Debt, Net Debt to Adjusted EBITDA Leverage Ratio and Free Cash Flow to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors, and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. Additional details for these non-IFRS measures, including a reconciliation of such measures to the most directly comparable IFRS measures, are incorporated by reference herein and can be found under the heading “Non-IFRS Financial Measures” in our most recently issued Management’s Discussion and Analysis for the three months ended March 31, 2026 and 2025, which is posted on www.mda.space and available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Market and Industry Data Unless otherwise indicated, information contained in this presentation concerning the industry and the markets in which the Company operates, including its general expectations and market position, market opportunities and market share, is based on information from independent industry organizations, such as, but not limited to, the World Meteorological Organization, or other third party sources (including industry publications, surveys and forecasts), such as, but not limited to, Novaspace, SpaceNews, Critical Comms, Visual Capitalist, Breaking Defense, Reuters, The French Tech Journal, Indo-Pacific Defense Forum, NDTV World, the United Nations, Broadband Commission for Sustainable Development and the World Economic Forum, other third party sources and other specialist reports commissioned by management to validate industry assumptions, management studies and estimates. Unless otherwise indicated, the Company’s estimates are derived from publicly-available information released by independent industry analysts and third party sources as well as data from its internal research and include assumptions made by the Company which it believes to be reasonable based on its knowledge of the industry and markets in which the Company operates. The Company’s internal research and assumptions have not been verified by any independent source and the Company has not independently verified any third party information. While the Company believes the market position, market opportunity and market share information included in this presentation is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of the Company’s future performance and the future performance of the industry and markets in which the Company operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading “Risk Factors” in the Annual Information Form. Financial Information and Fiscal Year All dollar amounts in this presentation are expressed in Canadian dollars, unless otherwise indicated. The Company’s fiscal year ends December 31.

MDA SPACE TO ACQUIRE COLLECTE LOCALISATION SATELLITES (CLS) TRANSACTION OVERVIEW ENTERPRISE / EQUITY VALUE €1B enterprise value / €810M equity value PURCHASE PRICE €567M for 70% majority interest / CNES1 to maintain 30% minority interest CONSIDERATION 100% Cash FINANCING Fullycommitted financing, expect to optimize capital structure tomaintain a strong balance sheet EXPECTED CLOSE Late 2026 or early 2027 KEY CONDITIONS Subject to completion of customary French procedures, execution of definitive transaction documents, required regulatory approvals and customary closing conditions PRO-FORMA LEVERAGE Within target range of 1.5x - 2.5x net debt to LTM Adjusted EBITDA2 following closing of CLS and Blue Canyon Technologies transactions 1 Centre national d'études spatiales – French space agency equivalent;2Non-IFRS measure

CREATING A GLOBAL SPACE-BASED GEOINTELLIGENCE LEADER Upstream Satellites, Ground Stations & Data • SAR data & services from RADARSAT-2 & MDA CHORUSTM • Multi-sensor EO ground systems and services • Satellite operations • Space Domain Awareness Downstream Monitoring & Forecasting Value Added Services (VAS) •Multi-source data analytics & insights •Connectivity solutions •Data scientists, AI experts & proprietary algorithms •365 / 24 / 7 monitoring •40 sites in 19 countries on 5 continents End clients Operations & Decision Making •14,000+ customers •Sales anddistribution in~150countries •Diversified government and commercial customer base VERTICALLY INTEGRATED AI-DRIVEN ADVANCED DATA ANALYTICS FOR EARTH OBSERVATION

A GLOBAL LEADER IN AI-DRIVEN EARTH OBSERVATION DATA ANALYTICS 1,200 Employees in 40 sites worldwide 24/7 Global monitoring through CLS command center 14k+ Global customers served in ~150 countries 100% Maritime global traffic monitored by CLS 400k Animals tracked over 40 years 40 Years of operations 250+ Proprietary algorithms and models for data analysis 30M Maritime positions processed every day 24k+ Fishing vessels equipped with monitoring beacons 200k Radar and optical images processed annually 5 Client ecosystems: •Environmental Monitoring •Energy & Infrastructure •Fisheries Monitoring •Maritime Security •Mobility 100k Connected mobile assets Above image: CLS global monitoring command centre Background image: Argos application interface for tracking and environmental monitoring

CNES PROVIDES STRONG PARTNERSHIP 40 Years Length of institutional relationship with CLS as founding shareholder since 1986 115 Cooperation agreements with 44 countries Large National Contributor to ESA's Budget: Shaping the strategic direction of European space policy Internationally Connected: Active partnerships with NASA, ESA, CSA, ISRO, and agencies across Asia and the Middle East Shared Mandate: Aligns with MDA Space on advancing Earth observation technologies and growing international exports Will retain 30% Minority Interest: Maintains role as an engaged, long-term institutional shareholder 9 MDA Space Acquisition of CLS

CLS: STRONG RECURRING REVENUE AND GROWTH PROFILE VALUE-ADDED SERVICE REVENUE RELIABLE RECURRING REVENUE FROM LOYAL CUSTOMER BASE Monitoring 28% Forecasting 72% REVENUE (€m) 14% CAGR 158 203 FY23A FY24A FY25A Majority Revenue from recurring services and multi-year service contracts18 years Average loyalty of top 20 clients 99% Customer retention amongst top 100 customers

A GLOBAL GEOINTELLIGENCE LEADER AI-DRIVEN, VERTICALLY INTEGRATED ADVANCED DATA ANALYTICS SOLUTIONS PROVIDER MDA SPACE STRENGTHS AN UNPARALLELED OPPORTUNITY Significantly expanded TAM Cross-selling and joint-market development opportunities Increased vertical integration across satellites, ground stations and sensors Global distribution channels for MDA CHORUSTM Global market coverage Expanded global footprint to support European and North American markets CLS OFFERING Global broad area SAR and Earth observation data dissemination Global AI-based Geointelligence analytics firm Operational satellite capabilities through RADARSAT-2, MDA CHORUSTM and ground stations Monitoring and connectivity solutions that integrate direct proprietary sensors and real-time data delivery Deep roots with Canadian government Global footprint with 14,000+ customers across ~150 countries 11 MDA Space Acquisition of CLS

HIGH-LEVEL VIEW OF ACQUISITION COSTS AND FINANCING Acquisition CostsAmounts in CAD $Billions BLUE CANYON TECHNOLOGIES ~$0.9 CLS ~$0.9 TRANSACTION AND OTHER FEES ~$0.1 TOTAL ACQUISITION COSTS ~$2.0 Expected Transaction Financing Fully committed financing to fund both acquisitions. Expect to optimize our capital structure through a combination of equity, debt, and bank facilities to maintain a strong balance sheet. 1MDA Space to consolidate 100% of CLS revenue and Adjusted EBITDA, CNES 30% minority interest to be recognized through Non-Controlling Interest; 2 Non-IFRS measure Exchange rates used: USD to CAD $1.41; EUR to CAD 1.62 12MDA SPACEMDA 12 Spac e Ac quis it ion of CLS

GLOBAL VERTICALLY INTEGRATED SPACE-BASED GEOINTELLIGENCE LEADER Expected to establish MDA Space as a vertically integrated AI-driven global Geointelligence services company Global expansion with 14,000+ customers in ~150 countries Accelerates global distribution for MDA CHORUSTM through a global direct sales network Vertical integration combining upstream satellites and near real-time data services with downstream analytics CNES partnership enables collaboration to advance Earth observation technologies and international exports Doubles recurring revenue stream while delivering growth, profitability and strong cash generation The above statements are subject to the transaction closing and constitute forward-looking information within the meaning of applicable Canadian securities laws 13 MDA SPACE | MDA Space Ac quis it ion of CLS

SHORT FORM BASE SHELF PROSPECTUS
NEW ISSUE AND/OR SECONDARY OFFERING	August 7, 2025
MDA SPACE LTD.
Common Shares
Preference Shares
Debt Securities
Subscription Receipts
Warrants
Units
MDA Space Ltd. (the “Company”, “MDA Space”, “we”, “our” or “us”) may, from time to time, offer and issue the following securities: (a) common shares in the capital of the Company (“Common Shares”); (b) preference shares in the capital of the Company (“Preference Shares”); (c) debentures, notes or other evidence of indebtedness of any kind, nature or description and which may be issuable in series (collectively, “Debt Securities”); (d) subscription receipts of the Company exchangeable for Common Shares and/or other securities of the Company (“Subscription Receipts”); (e) warrants exercisable to acquire Common Shares and/or other securities of the Company (“Warrants”); and (f) securities comprised of more than one of Common Shares, Preference Shares, Debt Securities, Subscription Receipts and/or Warrants offered together as a unit (“Units”), or any combination thereof, at any time during the 25-month period that this short form base shelf prospectus (including any amendments hereto, the “Prospectus”) remains valid. The Common Shares, Preference Shares, Debt Securities, Subscription Receipts, Warrants and Units (collectively, the “Securities”) offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more prospectus supplements (collectively or individually, as the case may be, “Prospectus Supplements”).
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS ANY SECURITIES COMMISSION OR REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
As of the date hereof, the Company has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders (as defined below) and OSC Rule 44-503—Exemption for Well-known Seasoned Issuers (“OSC Rule 44-503”) and is relying on such status in connection with this Prospectus. See “Well-Known Seasoned Issuer”. All shelf information permitted under applicable securities legislation to be omitted from this Prospectus including, without limitation, the information disclosed in the specific terms of any offering of Securities will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements is available or has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities to which that Prospectus Supplement pertains. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities issued pursuant to this Prospectus.
Owning our Securities may subject you to tax consequences. You should read the tax discussion in any applicable Prospectus Supplement; however, this Prospectus or any applicable Prospectus Supplement may not fully describe these tax consequences, and you should consult your tax adviser prior to making any investment in the Securities.

The specific terms of any offering of Securities will be set forth in the applicable Prospectus Supplement and may include, without limitation, where applicable: (a) in the case of Common Shares, the number of Common Shares being offered, the currency, the offering price (in the event the offering is a fixed price distribution) or the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution) and any other specific terms; (b) in the case of Preference Shares, the designation of the particular series, the number of Preference Shares being offered, the currency, the offering price (in the event the offering is a fixed price distribution) or the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution), any voting rights, any rights to receive dividends, any terms of redemption, any conversion or exchange rights and any other specific terms of the Preference Shares; (c) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption at the option of the Company or the holder, any exchange or conversion terms and any other specific terms; (d) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the currency, the offering price, the terms, conditions and procedures for the exchange of the Subscription Receipts into or for Common Shares and/or other securities of the Company and any other specific terms; (e) in the case of Warrants, the number of such Warrants offered, the currency, the offering price, the terms, conditions and procedures for the exercise of such Warrants into or for Common Shares and/or other securities of the Company and any other specific terms; and (f) in the case of Units, the number of Units being offered, the currency, the offering price, the terms of the Common Shares, Preference Shares, Debt Securities, Subscription Receipts and/or Warrants, as the case may be, underlying the Units, and any other specific terms. A Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. Where required by statute, regulation or policy, and where the Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.
We may sell the Securities to or through one or more underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through one or more agents designated by us from time to time. The Securities may be sold from time to time in one or more transactions at fixed prices or not at fixed prices, such as market prices prevailing at the time of sale, prices related to such prevailing market prices or prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of such Securities, as well as the method of distribution and the terms of the offering of such Securities, including the initial offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution), the net proceeds to us and, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms. See “Plan of Distribution”.
This Prospectus may qualify an “at-the-market distribution” (as defined under applicable securities legislation).
In connection with any offering of the Securities other than an “at-the-market distribution”, unless otherwise specified in the applicable Prospectus Supplement, the underwriters or agents may over-allot or effect transactions that stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”.
No underwriter of an at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or securities of the same class as the Securities distributed under the at-the-market prospectus, including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities.
The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “MDA”. On August 6, 2025, the last trading day prior to the date of this Prospectus, the closing price of the outstanding Common Shares on the TSX was C$46.18.
Unless otherwise specified in the applicable Prospectus Supplement, the Preference Shares, Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. There is no market through which these securities may be sold and purchasers may not be able to resell such securities purchased under this Prospectus. This may affect the pricing of such securities in the secondary market, the transparency and availability of trading prices, the liquidity of such securities, and the extent of issuer regulation. See “Risk Factors”.
The Company is organized pursuant to the Business Corporations Act (Ontario) (the “OBCA”) and its head and registered office is at 7500 Financial Drive, Brampton, Ontario, Canada, L6Y 6K7.
Alison Alfers, Brendan Paddick, Darren Farber and Jill Smith, each being a director of the Company, reside outside of Canada. Each of the above-mentioned directors has appointed MDA Space Ltd., located at 7500 Financial Drive, Brampton, Ontario, Canada, L6Y 6K7, as their agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.
No underwriter, agent or dealer has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.
Any investment in Securities involves significant risks that should be carefully considered by prospective investors before purchasing Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, should be carefully reviewed and considered by prospective investors in connection with any investment in Securities. See “Risk Factors”.

i

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS
You should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. We have not authorized any person to provide different information. The Securities may be sold only in those jurisdictions where offers and sales are permitted. This Prospectus is not an offer to sell or a solicitation of an offer to buy the Securities in any jurisdiction where it is unlawful. The information contained in this Prospectus is accurate only as of the date of this Prospectus or the date of the document incorporated by reference herein, as applicable, regardless of the time of delivery of this Prospectus or of any sale of the Securities. Our business, financial condition, results of operations and prospects may have changed since the date of this Prospectus.
Unless the context otherwise permits, indicates or requires, all references in this Prospectus to the “Company”, “MDA Space”, “we”, “our”, “us” and similar expressions are references to MDA Space Ltd. and the business carried on by it.
In this Prospectus, unless otherwise specified or the context requires otherwise, all dollar amounts are expressed in Canadian dollars.
EXEMPTION FROM NATIONAL INSTRUMENT 44-101
Pursuant to a decision of the Autorité des marchés financiers dated August 6, 2025, the Company was granted exemptive relief from the requirement that this Prospectus as well as the documents incorporated by reference herein and any Prospectus Supplement and the documents incorporated by reference therein to be filed in relation to an “at-the-market” distribution be publicly filed in both the French and English languages. This exemptive relief is granted on the condition that this Prospectus, any Prospectus Supplement (other than in relation to an “at-the-market” distribution) and the documents incorporated by reference herein and therein be publicly filed in both the French and English languages if the Company offers Securities to Quebec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Prospectus contains “forward-looking information” within the meaning of applicable securities laws. Such forward-looking information includes, but is not limited to, information with respect to the Company’s objectives and strategies to achieves these objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates, intentions and views of future events. All information contained in this Prospectus, other than statements of current and historical fact, is forward-looking information. All of the forward-looking information in this Prospectus is qualified by this cautionary note.
In some cases, forward-looking information can be identified by words or phrases such as “forecast”, “target”, “goal”, “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict”, or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts. The Company has based the forward-looking information on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs.
This forward-looking information includes, among other things, statements relating to our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects, financial targets or outlook, intentions, opportunities and the markets in which we operate, is forward-looking information.
Statements containing forward-looking information are based on certain assumptions and analyses made by the Company in light of management’s experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. These assumptions include our ability to maintain and expand the scope of our business; our ability to execute on our growth strategies; assumptions relating to government support and funding levels for space programs and missions; continued and accelerated growth in the global space economy; the impact of competition; our ability to retain key personnel; our ability to obtain and maintain existing financing on acceptable terms; changes and trends in our industry or the global economy; currency exchange and interest rates; and changes in laws, rules and regulations.
Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect and there can be no assurance that actual results will be consistent with the forward-looking information. Given these risks, uncertainties and assumptions, prospective investors should not place undue reliance on the forward-looking information contained in this Prospectus and the documents incorporated by reference herein, as the case may be. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed in this Prospectus under “Risk Factors” and elsewhere in this Prospectus and the Annual Information Form (as defined below) and our other filings with the securities regulatory authorities which are available on the System for Electronic Data Analysis and Retrieval+ (“SEDAR+”) at www.sedarplus.ca.
These factors should not be considered exhaustive and should be read together with the other cautionary statements in this Prospectus. If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking information prove incorrect, actual results might vary materially from those anticipated in the forward-looking information.
Although the Company bases the forward-looking information on assumptions that it believes are reasonable when made, the Company cautions investors that statements containing forward-looking information are not guarantees of future performance and that its actual results of operations, financial condition and liquidity and the development of the industry in which it operates may differ materially from those made in or suggested by the forward-looking information contained in this Prospectus. In addition, even if the Company’s results of operations, financial condition and liquidity and the development of the industry in which it operates are consistent with the forward-looking information contained in this Prospectus, those results or developments may not be indicative of results or developments in subsequent periods.
Given these risks and uncertainties, investors are cautioned not to place undue reliance on the forward-looking information. Any forward-looking information that is made in this Prospectus speaks only as of the date of such statement, and the Company undertakes no obligation to update any forward-looking information or to publicly announce the results of any revisions to any of those statements to reflect future events or developments, except as required by applicable securities laws. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data
NON-IFRS FINANCIAL MEASURES
The financial statements of the Company that are incorporated by reference in this Prospectus have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). Certain information presented in this Prospectus, including certain documents incorporated by reference herein, may include non-IFRS measures that are used by us as indicators of financial performance. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, the measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS measures, including EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Order Bookings, and Net Debt to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors, and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.
MARKET AND INDUSTRY DATA
Unless otherwise indicated, information contained in this Prospectus and the documents incorporated by reference into this Prospectus concerning the industry and the markets in which the Company operates, including its general expectations and market position, market opportunities and market share, is based on information from independent industry organizations, such as the Satellite Industry Association, the Space Foundation and the World Meteorological Organization, or other third party sources (including industry publications, surveys and forecasts), such as Novaspace, Analysys Mason, Space Capital, the US Chamber of Commerce, the US Department of Defense, the United Nations, and the World Economic Forum, and other specialist reports commissioned by management to validate industry assumptions, management studies and estimates.
Unless otherwise indicated, the Company’s estimates are derived from publicly-available information released by independent industry analysts and third party sources as well as data from its internal research and include assumptions made by the Company which it believes to be reasonable based on its knowledge of the industry and markets in which the Company operates. The Company’s internal research and assumptions have not been verified by any independent source and the Company has not independently verified any third party information. While the Company believes the market position, market opportunity and market share information included in this Prospectus and the documents incorporated by reference into this Prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of the Company’s future performance and the future performance of the industry and markets in which the Company operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading “Risk Factors” in the Annual Information Form.
ADDITIONAL INFORMATION
The Company is required to file with the securities commission or authority in each of the applicable provinces and territories of Canada annual and quarterly reports, material change reports and other information.
Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the actual agreement for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time we sell Securities under this Prospectus, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Senior Director, Investor Relations of MDA Space Ltd. at 7500 Financial Drive, Brampton, Ontario, Canada, L6Y 6K7, Attention: Shereen Zahawi, Telephone 289-401-3945, and are also available electronically under the Company’s SEDAR+ profile at www.sedarplus.ca.
Except to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus, the following documents of the Company filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this Prospectus:
(a)
the annual information form of the Company for the year ended December 31, 2024, dated March 7, 2025 (the “Annual Information Form”);

(b)
the audited consolidated financial statements of the Company for the years ended December 31, 2024 and 2023, together with the notes thereto and the independent auditors’ report thereon;

(c)
the management’s discussion and analysis of the Company for the fourth quarters and years ended December 31, 2024 and 2023;

(d)
the unaudited interim condensed consolidated financial statements of the Company for the three and six months ended June 30, 2025 and 2024 (the “Interim Financial Statements”);

(e)
the management’s discussion and analysis of the Company for the second quarters and six months ended June 30, 2025 and 2024;

(f)
the management information circular of the Company dated March 30, 2025 regarding the annual general meeting of shareholders of the Company held on May 8, 2025; and

(g)
the material change report of the Company dated April 4, 2025.

Any documents of the type described in Item 11.1 of Form 44-101F1—Short Form Prospectus Distributions which are filed by the Company with the securities commissions or similar authorities in the provinces and territories of Canada subsequent to the date of this Prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this Prospectus. Documents referenced in any of the documents incorporated by reference in this Prospectus but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or herein are not incorporated by reference in this Prospectus.
Upon a new annual information form being filed by the Company with the applicable securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous annual information form, and any material change reports and business acquisition reports filed prior to the commencement of the financial year of the Company in respect of which the new annual information form is filed, shall in each case be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon annual consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Company with the applicable securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous annual consolidated financial statements and accompanying management’s discussion and analysis of the Company and the previous interim consolidated financial statements and accompanying management’s discussion and analysis of the Company most recently filed shall be deemed to no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Company with the applicable securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to such new interim consolidated financial statements and management’s discussion and analysis shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.
A Prospectus Supplement containing the specific variable terms in respect of an offering of the Securities will be delivered to purchasers of such Securities together with this Prospectus, unless an exemption from the prospectus delivery requirements has been granted or is otherwise available, and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement only for the purposes of the offering of the Securities covered by such Prospectus Supplement.
Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.
THE COMPANY
The Company is a corporation incorporated under the OBCA on June 2, 2020. On March 19, 2021, the Company’s articles were amended to change the Company’s name from “Neptune Acquisition Holdings Inc.” to “MDA Ltd.”. On April 6, 2021, the Company and 2828330 Ontario Inc., a corporation incorporated under the OBCA, were amalgamated under the OBCA as part of certain transactions undertaken in connection with the closing of the Company’s initial public offering. On May 9, 2024, the Company’s articles were amended to change the Company’s name from “MDA Ltd.” to “MDA Space Ltd.”. MDA Space’s head and registered office is located at 7500 Financial Drive, Brampton, Ontario, Canada, L6Y 6K7.
MDA Space is a trusted mission partner of leading-edge space missions across the rapidly expanding global space economy. Our recognized engineering capabilities, portfolio of space technologies, and space mission expertise make us a trusted partner of choice for a broad range of customers worldwide. We leverage our capabilities to enable next generation space exploration and infrastructure, space-based communication, and both earth and space observation missions. In an era where industries, technologies, people, and places are impacted every day by space technology, the mission of MDA Space is to build the space between proven and possible and to provide the space economy with our trusted and tested solutions. Our space technology solutions and services enable governments and businesses to develop and operate critical space infrastructure used for exploration and space-based science, to research, develop and operate space-based communications supporting our hyper-connected world, and to monitor global activities including climate change, illegal and unregulated fishing, and detection of oil spills. Our technologies and solutions are also deployed for defence and intelligence applications and space observation missions.
MDA Space has three business areas: Satellite Systems, Robotics & Space Operations, and Geointelligence. Our diversified portfolio of solutions serves many sectors of the space economy and positions our customers to achieve mission success.
In Satellite Systems, we partner on space communication missions across low Earth orbit, medium Earth orbit, and geosynchronous equatorial orbit, in addition to providing communication systems for human rated spacecraft. These missions span a growing number of applications including broadband access, Direct-to-Device satellite communication, and Internet of Things connectivity across the full communication frequency spectrum. In Robotics & Space Operations, we partner on space infrastructure missions to facilitate the exploration and development of space. We provide autonomous robotics and rover solutions along with proximity operation sensors that are used to operate in orbit and on the surface of the Moon and Mars, as well as operational services to plan, support and operate these missions remotely. In Geointelligence, we partner with customers to develop and operate earth observation (“EO”) and space observation missions, as well as providing key products in the areas of EO ground stations, maritime domain awareness software platforms, and multi-sensor fusion-based analytics products and services. These activities serve a wide range of use cases, including in the areas of national security, climate change monitoring, and maritime surveillance.
We serve a broad range of customers, including governments and space agencies, commercial space companies and defence and aerospace prime contractors in the space industry. We work collaboratively with our customers in the early engineering phases of product and program development and provide services throughout a mission’s life, including engineering, manufacturing, integration, mission operation, and ongoing maintenance services.

RECENT DEVELOPMENTS
On July 2, 2025, we announced completion of the previously announced acquisition of SatixFy Communications Ltd. (“SatixFy”), a leader in next-generation satellite communication solutions based on in-house-designed chipsets. SatixFy’s operations and full technology portfolio will be integrated into the Satellite Systems business area of the Company.
On August 1, 2025, we announced that EchoStar, a global communications and connectivity provider, has selected MDA Space as the prime contractor for EchoStar’s new non-terrestrial network (NRN) low Earth orbit (LEO) direct-to-device (“D2D”) satellite constellation. The initial contract, valued at approximately US$1.3 billion (approx. C$1.8 billion), includes the design, manufacturing and testing of over 100 software-defined MDA AURORA™ D2D satellites.
On August 5, 2025, we announced the awarding of two contracts to equip the Royal Canadian Navy (“RCN”)’s Halifax-class ships with up to six new Uncrewed Aircraft Systems (“UAS”). Part of the Intelligence, Surveillance, Target Acquisition and Reconnaissance Uncrewed Aircraft Systems (ISTAR UAS) project, these new systems will significantly enhance the RCN’s ability to detect and monitor potential maritime threats, both at home and abroad. The award includes an acquisition contract valued at approximately C$39 million for the initial procurement of two state-of-the-art UAS aircraft with options to procure four additional systems, and an in-service support contract, estimated at C$27 million over an initial five-year period, to sustain operations.
CONSOLIDATED CAPITALIZATION
Since June 30, 2025, the date of the Interim Financial Statements, there have been no material changes to the Company’s share and loan capitalization on a consolidated basis, which have not been disclosed in the Prospectus or the documents incorporated by reference herein. The applicable Prospectus Supplement will describe any material change in the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.
USE OF PROCEEDS
The use of proceeds from the issue and sale of specific Securities pursuant to this Prospectus will be described in the Prospectus Supplement relating to the issuance and sale of such Securities. The Company has filed this Prospectus in order to provide it with flexibility in managing its capital position and meeting its funding requirements and to facilitate timely access to the capital markets.
DESCRIPTION OF SECURITIES
The following is a brief summary of certain general terms and provisions of the Securities as at the date of this Prospectus. The summary does not purport to be complete and is indicative only. The specific terms of any Securities to be offered under this Prospectus, and the extent to which the general terms described in this Prospectus apply to such Securities, will be set forth in the applicable Prospectus Supplement. Moreover, a Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. The Securities will not include any novel derivatives or asset-backed securities as discussed under Part 4 of National Instrument 44-102—Shelf Distributions (“NI 44-102”).
Common Shares
The Company is authorized to issue an unlimited number of Common Shares, of which there were 124,905,250 Common Shares issued and outstanding as of August 6, 2025 (being the final trading day prior to the date of this Prospectus).
Holders of Common Shares are entitled to receive notice of any meetings of our shareholders, to attend and to cast one vote per Common Share at all such meetings. The holders of the Common Shares are entitled to participate equally in dividends, if any, declared on the Common Shares. In the event of the liquidation, dissolution or wind-up of the Company or other distribution of assets of the Company among shareholders for the purpose of winding-up the Company’s affairs, the Common Shares shall rank equally as to priority of distribution. Such distribution shall be made in equal amount per share on all the Common Shares outstanding without preference or distinction.
Preference Shares
The Company is currently not authorized to issue Preference Shares and may only do so upon an amendment to its articles. Preference Shares may be offered separately or together with other Securities, as the case may be. The applicable Prospectus Supplement will include details of the amendment to the Company’s constating documents authorizing the issuance of the series of Preference Shares being offered. A copy of any amendment to the Company’s constating documents relating to an offering of Preference Shares will be filed by the Company with the relevant securities regulatory authorities after it has been filed by the Company under the OBCA, and will be available electronically on SEDAR+ under the profile of the Company, which can be accessed at www.sedarplus.ca.
Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Preference Shares being offered thereby, which may include, without limitation, subject to the provisions of the OBCA and the constating documents of the Company, the following (where applicable):
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the designation of, and the rights, privileges, restrictions and conditions attaching to, each series of Preference Shares offered, and the maximum number of such series of Preference Shares that the Company is authorized to issue;

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the aggregate number of Preference Shares offered;

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the price at which the Preference Shares will be offered;

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the currency for which the Preference Shares may be purchased (if other than Canadian dollars);

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the annual dividend rate, if any, and whether the dividend rate is fixed or variable, the date from which dividends will accrue, and the dividend payment dates;

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the priority of the Preference Shares in respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company;

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the price and the terms and conditions for redemption, if any, including whether redeemable at the Company’s option or at the option of the holder, the time period for redemption, and payment of any accumulated dividends;

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the terms and conditions, if any, for conversion or exchange for shares of any other class of the Company or any other series of Preference Shares, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment;

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whether such Preference Shares will be listed on any securities exchange;

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the terms and conditions of any share purchase plan or sinking fund;

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the voting rights, if any;

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any other rights, privileges, restrictions, or conditions;

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certain material tax consequences of owning the Preference Shares; and

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any other material terms and conditions of the Preference Shares.

Debt Securities
Debt Securities may be offered separately or together with other Securities, as the case may be. The following sets forth certain general terms and provisions of the Debt Securities offered under this Prospectus. The specified terms and provisions of the Debt Securities offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms described in this section apply to those Debt Securities, will be set forth in the applicable Prospectus Supplement.
The Debt Securities will be direct obligations of the Company and may be guaranteed by an affiliate or associate of the Company. Where the Debt Securities are guaranteed for all or substantially all of the payments to be made, such guarantees will be further described in the Prospectus Supplement. The Debt Securities may be senior or subordinated indebtedness of the Company and may be secured or unsecured, all as described in the applicable Prospectus Supplement. In the event of the insolvency or winding up of the Company, the subordinated indebtedness of the Company, including the subordinated Debt Securities, will be subordinate in right of payment to the prior payment in full of all other liabilities of the Company (including senior indebtedness), except those which by their terms rank equally in right of payment with or are subordinate to such subordinated indebtedness.
Any Prospectus Supplement offering guaranteed Debt Securities will comply with the requirements of Item 12 of Form 44-101F1 or the conditions for an exemption from those requirements and will include a certificate from each credit supporter as required by section 21.1 of Form 44-101F1 and section 5.12 of National Instrument 41-101—General Prospectus Requirements.
The Debt Securities will be issued under one or more trust indentures (each, a “Trust Indenture”), in each case between the Company and one or more appropriately qualified financial institutions authorized to carry on business as a trustee in Canada, as may be required by applicable securities laws (each, an “Indenture Trustee”). The statements made hereunder relating to any Trust Indenture and the Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Trust Indenture. Accordingly, reference should also be made to the applicable Indenture. A copy of the final, fully executed Indenture, together with any supplemental indenture and/or the form of note for any Debt Securities offered hereunder, will be filed by the Company with the relevant securities regulatory authorities after it has been entered into, and will be available electronically on SEDAR+ under the profile of the Company, which can be accessed at www.sedarplus.ca.
Each Trust Indenture may provide that Debt Securities may be issued thereunder up to the aggregate principal amount, which may be authorized from time to time by the Company.
Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Debt Securities being offered thereby, which may include, without limitation, the following (where applicable):
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the designation, aggregate principal amount and authorized denominations of such Debt Securities;

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the percentage of the principal amount at which such Debt Securities will be issued;

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the date or dates on which such Debt Securities will mature;

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the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any);

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the dates on which any such interest will be payable and the record dates for such payments;

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the Indenture Trustee of the Debt Security under the Trust Indenture pursuant to which the Debt Securities are to be issued;

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the designation and terms of any securities with which the Debt Securities will be offered, if any, and the number of Debt Securities that will be offered with each security;

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whether the Debt Securities are subject to redemption or call and, if so, the terms of such redemption or call provisions;

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whether such Debt Securities are to be issued in registered form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

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any exchange or conversion terms;

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whether the Debt Securities will be subordinated to other liabilities of the Company and, if so, to what extent;

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certain material tax consequences of owning the Debt Securities; and

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any other material terms and conditions of the Debt Securities.

Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary. A Prospectus Supplement may include specific variable terms pertaining to the Debt Securities that are not within the alternatives and parameters described in this Prospectus.
The terms on which a series of Debt Securities may be convertible into or exchangeable for our Common Shares or any of our other securities will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option, and may include provisions pursuant to which the number of Common Shares or other securities of the Company to be received by the holders of such series of Debt Securities would be subject to adjustment.
To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities. For greater certainty, any convertible or exchangeable Debt Securities shall only be convertible or exchangeable for underlying securities of the Company or an affiliate thereof.
Subscription Receipts
Subscription Receipts may be issued under a subscription receipt agreement. Subscription Receipts may be offered separately or together with other Securities, as the case may be. The applicable Prospectus Supplement will include details of the subscription receipt agreement, if any, governing the Subscription Receipts being offered. A copy of any subscription receipt agreement, if any, relating to an offering of Subscription Receipts will be filed by the Company with the applicable securities regulatory authorities after it has been entered into by the Company, and will be available electronically on SEDAR+ under the profile of the Company, which can be accessed at www.sedarplus.ca.
Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Subscription Receipts being offered thereby, which may include, without limitation, the following (where applicable):
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the aggregate number of Subscription Receipts offered;

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the price (including whether the price is payable in installments) at which the Subscription Receipts will be offered;

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the manner of determining the offering price(s) of the Subscription Receipts;

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the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities;

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the dates or periods during which the Subscription Receipts are convertible into other Securities;

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if applicable, the identity of the Subscription Receipt agent;

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the designation, number and terms of the other Securities that may be exchanged upon conversion of each Subscription Receipt;

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the designation, number and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

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whether such Subscription Receipts are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

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terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

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certain material tax consequences of owning the Subscription Receipts; and

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any other material terms and conditions of the Subscription Receipts.

Warrants
Warrants may be offered separately or together with other Securities, as the case may be.
The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement. The Warrants will be issued under a warrant indenture or a warrant agreement. The applicable Prospectus Supplement will include details of the warrant agreements, if any, governing the Warrants being offered. The Warrant agent, if any, will be expected to act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed by the Company with the relevant securities regulatory authorities after it has been entered into by the Company, and will be available electronically on SEDAR+ under the profile of the Company, which can be accessed at www.sedarplus.ca.
Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Warrants being offered thereby, which may include, without limitation, the following (where applicable):
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the designation of the Warrants;

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the aggregate number of Warrants offered and the offering price;

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the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

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the exercise price of the Warrants;

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the dates or periods during which the Warrants are exercisable including any “early termination” provisions;

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if applicable, the identity of the Warrant agent;

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the designation, number and terms of any Securities with which the Warrants are issued;

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if the Warrants are issued as a unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

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whether such Warrants are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

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any minimum or maximum amount of Warrants that may be exercised at any one time;

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whether such Warrants will be listed on any securities exchange;

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any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

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certain material tax consequences of owning the Warrants; and

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any other material terms and conditions of the Warrants.

Units
Units may be offered separately or together with other Securities, as the case may be. Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Units being offered thereby, which may include, without limitation, the following (where applicable):
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the aggregate number of Units offered;

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the price at which the Units will be offered;

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the manner of determining the offering price(s) of the Units;

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the designation, number and terms of the Securities comprising the Units;

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whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

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terms applicable to the gross or net proceeds from the sale of the Units plus any interest earned thereon;

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the date on and after which the Securities comprising the Units will be separately transferable;

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whether the Securities comprising the Units will be listed on any securities exchange;

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whether such Units or the Securities comprising the Units are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

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any terms, procedures and limitations relating to the transferability, exchange or exercise of the Units;

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certain material tax consequences of owning the Units; and

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any other material terms and conditions of the Units.

THE SELLING SECURITYHOLDERS
Securities may be sold under this Prospectus by way of secondary offering by or for the account of certain of the Company’s securityholders. The Prospectus Supplement that the Company will file in connection with any offering of Securities by selling securityholders will include the following information:
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the names of the selling securityholders;

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the number or amount of Securities owned, controlled or directed by each selling securityholder;

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the number or amount of Securities being distributed for the account of each securityholder;

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the number or amount of Securities to be owned by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of the Company’s outstanding Securities;

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whether the Securities are owned by the selling securityholders both of record and beneficially, of record only, or beneficially only; and

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all other information that is required to be included in the applicable Prospectus Supplement.

PLAN OF DISTRIBUTION
We may from time to time during the 25-month period that this Prospectus, including any amendments hereto, remains valid, offer for sale and issue, in any combination, Common Shares, Preference Shares, Debt Securities, Subscription Receipts, Warrants or Units.
We may designate agents to solicit purchases for the period of their appointment to sell securities on a continuing basis. Unless otherwise indicated in the relevant Prospectus Supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment. If underwriters are used for a sale of securities, the securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions at a fixed public offering price or at varying prices determined at the time of sale.
A Prospectus Supplement will set forth the terms of the offering, including the name(s) of any underwriters, dealers or agents, the purchase price(s) of the securities, the proceeds to MDA Space from the sale of securities, any initial public offering price (or the manner of determination thereof if offered on a non-fixed price basis), any underwriting discount or commission and any discounts, concessions or commissions allowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or omissions allowed or paid to dealers may be changed from time to time.
The securities may be sold, from time to time in one or more transactions at a fixed price or prices that may be charged or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX or other existing trading markets for the securities. The prices at which the securities may be offered may vary as between purchaser and during the distribution. If, in connection with the offering of securities at the initial offering price or prices, the underwriters have made a bona fide effort to sell all of the securities at the initial offering price fixed in the applicable Prospectus Supplement, and have been unable to do so, the public offering price may be decreased and thereafter further changed from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers is less than the gross proceeds paid by the underwriters to MDA Space.
Unless otherwise indicated in the relevant Prospectus Supplement, the obligations of the underwriters to purchase the securities will be subject to various conditions precedent and the underwriters will be obligated to purchase all the relevant securities offered if any of such securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time. Underwriters and agents may, from time to time, purchase and sell the securities described in this Prospectus and the relevant Prospectus Supplement in the secondary market, but are not obligated to do so. No assurance can be given that there will be a secondary market for the securities or liquidity on the secondary market if one develops. From time to time, underwriters and agents may make a market in the securities.
Only underwriters named in a Prospectus Supplement are deemed to be underwriters in connection with the securities offered thereby, and any discounts or commissions they receive from us and any profit on their resale may be deemed to be underwriting discounts and commissions.
Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of our securities may be entitled to indemnification by us against certain liabilities, including liabilities under applicable securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.
In connection with any offering of securities, other than an at-the-market distribution, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at a higher level than that which might exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. No underwriter of an at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under the Prospectus or Prospectus Supplement, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.
EARNINGS COVERAGE RATIOS
Earnings coverage ratios will be provided in the applicable Prospectus Supplement(s) with respect to any issuance and sale of Preference Shares or Debt Securities pursuant to this Prospectus.
PRIOR SALES
Information regarding prior sales of Securities will be provided as required in the applicable Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.
TRADING PRICE AND VOLUME
The outstanding Common Shares are listed and posted for trading on the TSX under the symbol “MDA”. On August 6, 2025, the last trading day prior to the date of this Prospectus, the closing price of the outstanding Common Shares on the TSX was C$46.18.
Information regarding trading price and volume of the Securities will be provided as required for all of the Company’s issued and outstanding Securities that are listed on any securities exchange, as applicable, in each Prospectus Supplement.
CERTAIN INCOME TAX CONSIDERATIONS
The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of our securities offered thereunder.
Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

RISK FACTORS
Before deciding to invest in any Securities, prospective investors of the Securities should consider carefully the risk factors and the other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement relating to a specific offering of Securities before purchasing the Securities, including those risks identified and discussed under the heading “Risk Factors” in the Annual Information Form, which is incorporated by reference herein. See “Documents Incorporated by Reference”.
An investment in the Securities offered hereunder is speculative and involves a high degree of risk. Additional risks and uncertainties, including those that the Company is unaware of or that are currently deemed immaterial, may also become important factors that affect the Company and its business. If any such risks actually occur, the Company’s business, financial condition and results of operations could be materially adversely affected. Prospective investors should carefully consider the risks below and in the Annual Information Form and the other information elsewhere in this Prospectus and the applicable Prospectus Supplement and consult with their professional advisers to assess any investment in the Company.
There is no guarantee that the Securities will earn any positive return in the short term or long term.
A holding of Securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.
Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company from the sale of Securities under this Prospectus and a future Prospectus Supplement.
Management of the Company may spend net proceeds received by the Company from a sale of Securities in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the securities of the Company issued and outstanding from time to time to decline.
The Company may sell additional Common Shares or other Securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other Securities to finance future acquisitions.
The Company cannot predict the size or nature of future sales or issuances of Securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other Securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other Securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent holders of the Company’s stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares may decrease due to the additional amount of Common Shares available in the market.
The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control.
The factors which may contribute to market price fluctuations of the Common Shares include the following:
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actual or anticipated fluctuations in the Company’s quarterly financial performance;

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recommendations by securities research analysts;

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shareholder activism and general market interest in our securities;

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changes in the economic performance or market valuations of companies in the industry in which the Company operates;

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addition or departure of the Company’s executive officers and other key personnel;

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release or expiration of transfer restrictions on outstanding Common Shares;

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sales or perceived sales of additional Common Shares;

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operating and financial performance that vary from the expectations of management, securities analysts and investors;

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regulatory changes affecting the Company’s industry generally and its business and operations;

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announcements of developments and other material events by the Company or its competitors;

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fluctuations to the costs of vital goods and services;

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changes in commodity prices;

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changes in global financial markets and global economies and general market conditions, such as interest rates;

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significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors;

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operating and share price performance of other companies that investors deem comparable to the Company or from a lack of market comparable companies; and

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news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets.

There is currently no market through which the Securities, other than the Common Shares, may be sold.
As a consequence, purchasers may not be able to resell the Preference Shares, Debt Securities, Warrants, Subscription Receipts or Units purchased under this Prospectus and any Prospectus Supplement. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for the Securities, other than the Common Shares, will develop or, if developed, that any such market, including for the Common Shares, will be sustained.
Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading markets, or that the Company will continue to meet the listing requirements of the TSX or achieve listing on any other public stock exchange.

ENFORCEMENT OF JUDGEMENTS AGAINST FOREIGN PERSONS
Certain of our operations and assets are located outside of Canada, and certain of our directors, namely Alison Alfers, Brendan Paddick, Darren Farber and Jill Smith, reside outside of Canada. Each of the above-mentioned directors has appointed MDA Space Ltd., located at 7500 Financial Drive, Brampton, Ontario, Canada, L6Y 6K7, as their agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.
WELL-KNOWN SEASONED ISSUER
On December 6, 2021, the securities regulatory authorities in each of the provinces and territories of Canada each independently adopted a series of substantively harmonized blanket orders, including in Ontario, Ontario Instrument 44-501—Exemption from Certain Prospectus Requirements for Well-known Seasoned Issuers (Interim Class Order) (together with the equivalent local blanket orders in each of the other provinces and territories of Canada, collectively, as varied, extended or amended from time to time, the “WKSI Blanket Orders”). The WKSI Blanket Orders, which came into force on January 4, 2022, were adopted to reduce regulatory burden for certain large, established reporting issuers with strong disclosure records by providing relief from certain prospectus requirements under National Instrument 44-101—Short Form Prospectus Distributions and NI 44-102. In Ontario, the WKSI Blanket Orders were extended by Ontario Instrument 44-502—Extension of Exemption for Well-known Seasoned Issuers (Interim Class Order) and subsequently codified on a permanent basis through the adoption of OSC Rule 44-503, which came into force on January 4, 2025. OSC Rule 44-503 is intended to maintain the WKSI exemption until the Canadian Securities Administrators implement permanent amendments to NI 44-102.
The WKSI Blanket Orders were adopted to allow “well-known seasoned issuers”, or “WKSIs”, to file a final short form base shelf prospectus as the first public step in an offering, without the requirement to file and obtain a receipt for a preliminary base shelf prospectus, and exempts qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. As of the date hereof, the Company has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders and OSC Rule 44-503 and is relying on the WKSI exemption in connection with the filing of this Prospectus.
LEGAL MATTERS AND INTEREST OF EXPERTS
Unless otherwise specified in the Prospectus Supplement relating to an offering and sale of Securities, certain legal matters relating to such offering and sale of Securities will be passed upon on behalf of the Company by Goodmans LLP with respect to matters of Canadian law. In addition, certain legal matters in connection with an offering and sale of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of such offering and sale by such underwriters, dealers or agents with respect to matters of Canadian and, if applicable, other foreign law. To the knowledge of the Company, as at the date hereof, the partners and associates of Goodmans LLP, as a group, own less than 1% of the outstanding securities of the Company.
AUDITORS, TRANSFER AGENT AND REGISTRAR
KPMG LLP is the independent auditor of the Company and have confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.
The transfer agent and registrar of the Company is TSX Trust Company of Canada at its principal office in Toronto, Ontario.